     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 30, 1999.

                                                  REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          JUPITER COMMUNICATIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             8700                            11-3497726
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                                  627 BROADWAY
                               NEW YORK, NY 10012
                           TELEPHONE: (212) 780-6060
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                  GENE DEROSE
                            CHIEF EXECUTIVE OFFICER
                          JUPITER COMMUNICATIONS, INC.
                                  627 BROADWAY
                               NEW YORK, NY 10012
                           TELEPHONE: (212) 780-6060
                           FACSIMILE: (212) 780-6075
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

             ALEXANDER D. LYNCH, ESQ.                           JOHN M. WESTCOTT, JR., ESQ.
              KENNETH R. MCVAY, ESQ.                                 HALE AND DORR LLP
          BROBECK, PHLEGER & HARRISON LLP                             60 STATE STREET
             1633 BROADWAY, 47TH FLOOR                               BOSTON, MA 02109
                NEW YORK, NY 10019                                    (617) 526-6000
                  (212) 581-1600

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                            PROPOSED MAXIMUM
              TITLE OF EACH CLASS OF                            AGGREGATE                        AMOUNT OF
            SECURITIES TO BE REGISTERED                    OFFERING PRICE (1)                REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.001 per share...........            $57,500,000                        $15,985
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o).

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     SUBJECT TO COMPLETION -- JULY 30, 1999
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS
            , 1999

                                  JUPITER LOGO

                             SHARES OF COMMON STOCK

--------------------------------------------------------------------------------

JUPITER COMMUNICATIONS, INC.:

- We are a leading provider of research on Internet commerce.
- Jupiter Communications, Inc.

  627 Broadway
  New York, New York 10012
  (212) 780-6060

PROPOSED SYMBOL & MARKET:

- JPTR/Nasdaq National Market
THE OFFERING:

- We are offering                shares of our common stock.

- The underwriters have an option to purchase an additional shares from us to cover over-allotments.

- We currently estimate that the price of the shares will be between $     and $
    .

- This is our initial public offering, and no public market currently exists for our shares.

- We plan to use the proceeds from this offering for product development, international expansion, research, sales and marketing expansion, leasehold and technology improvements, potential acquisitions and general corporate purposes.

- Closing:             , 1999.

---------------------------------------------------------------------------------
                                                              PER SHARE    TOTAL
---------------------------------------------------------------------------------
Public offering price:                                         $           $
Underwriting fees:
Proceeds to Jupiter Communications:
---------------------------------------------------------------------------------

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

--------------------------------------------------------------------------------
NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. NOR HAVE THEY MADE, NOR WILL THEY MAKE, ANY DETERMINATION AS TO WHETHER ANYONE SHOULD BUY THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE
                    DEUTSCHE BANC ALEX. BROWN
                                       THOMAS WEISEL PARTNERS LLC

             The undersigned is facilitating Internet distribution.

                                 DLJdirect Inc.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY US FEDERAL SECURITIES LAWS TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

                               TABLE OF CONTENTS

                                         PAGE
Prospectus Summary.....................     3
Risk Factors...........................     8
Forward-Looking Statements.............    16
Use of Proceeds........................    17
Dividend Policy........................    17
Capitalization.........................    18
Dilution...............................    19
Selected Financial and Operating
  Data.................................    20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................    22
Business...............................    30

                                         PAGE
Management.............................    45
Certain Transactions...................    52
Principal Stockholders.................    53
Description of Capital Stock...........    54
Shares Eligible for Future Sale........    57
Underwriting...........................    59
Legal Matters..........................    62
Experts................................    62
Where You Can Find Additional
  Information..........................    62
Index to Financial Statements..........   F-1

                               PROSPECTUS SUMMARY

     The information below is only a summary of more detailed information included in other sections of this prospectus. This summary may not contain all the information that is important to you or that you should consider before buying shares in the offering. The other information is important, so please read this entire prospectus carefully. Information contained on our Web site is not part of this prospectus.

                          JUPITER COMMUNICATIONS, INC.

OUR BUSINESS

     We are a leading provider of research on Internet commerce. Senior executives at client companies utilize our research to make informed business decisions in a complex and rapidly changing Internet economy. Our research, which is solely focused on the Internet economy, provides our clients with comprehensive views of industry trends, forecasts and best practices. Our analysis, supported by proprietary data, emphasizes specific, actionable findings.

     Our research services are provided primarily through our continuous subscription product, Strategic Planning Services, which we call SPS. SPS is a combination of proprietary written analysis, supporting data and access to our analysts. We typically bill clients annually in advance and deliver the products and services over the term of the contract. We generate our research through seven focused teams of research analysts and associates. Our proprietary research is informed and supported by a dedicated data research group. We increasingly deliver our products via the Internet.

     We have a highly diversified client base, including companies in the Internet, media, telecommunications, technology, financial services, retail, travel, consumer products and professional services industries. We have successfully increased the number of SPS clients and our total contract value, which is the annualized value of all SPS contracts at a given point in time. As of March 31, 1999, we had 514 SPS contracts, an increase from 421 on December 31, 1998 and 145 on December 31, 1997. Our total contract value has increased from $2.5 million on December 31, 1997, to $11.7 million on December 31, 1998 and to $15.2 million on March 31, 1999. In addition, approximately 71% of the SPS contracts that expired during the 12 months prior to March 31, 1999 were renewed.

     We also produce a wide range of conferences which offer senior executives the opportunity to hear first-hand the insights of our analysts and the leading decision makers in the Internet and technology industries. Because over 75% of the attendees are not SPS clients, these conferences provide a unique opportunity to promote our SPS research to potential clients. These conferences also allow us to increase the public profile of our analysts, generate favorable press and otherwise promote the Jupiter brand.

MARKET OPPORTUNITY

     We believe that the growth of the Internet, and the growth of Internet commerce in particular, will continue to expand rapidly for the foreseeable future both in the United States and abroad. A recent report by the University of Texas' Center for Research in Electronic Commerce estimated that the Internet economy generated approximately $300 billion in U.S. revenue and was responsible for 1.2 million jobs in 1998. A recent study by the Organization for Economic Cooperation and Development predicted that worldwide Internet commerce will grow to $1 trillion by 2005. In addition, billion dollar markets are emerging on the Internet for many different industry sectors. Specifically, for the U.S. we project that by 2003 the online travel industry will grow to approximately $17 billion, online advertising will grow to approximately $12 billion, overall consumer online shopping will grow to approximately $43 billion and that total assets held in online brokerage accounts will grow to approximately $3 trillion.

     The rapid growth of Internet commerce and the related increase in innovative products, services and technologies have made it difficult for companies to understand and evaluate the steps they should take to engage in and expand their Internet commerce activities, promote their online businesses and compete effectively. Thus, demand is growing for timely and credible research to assist companies in identifying revenue models and success criteria, analyzing consumer adoption trends, developing effective sales and marketing strategies, assessing market trends and analyzing the competitive landscape. Demand for research, analysis and advice is also expected to increase as the growth in Internet commerce and consumer use of new technologies impacts more industries and expands into other geographic areas.

OUR STRATEGY

     Our objective is to be the premier global research company focusing on Internet commerce. Key elements of our business strategy include the following:

     - Staying at the forefront of research innovation;

     - Increasing our client base in the United States and abroad;

     - Increasing the level of sales to existing clients;

     - Pursuing international opportunities;

     - Continuing to strengthen the Jupiter brand;

     - Increasing the number of conferences that we produce; and

     - Enhancing our Web delivery platform.

OUR HISTORY

     Our business was formed on December 1, 1994 with the creation of Jupiter Communications, LLC, a New York limited liability company. Upon the closing of this offering, Jupiter Communications, LLC will change its structure from a limited liability company to a corporation. This change will be made by merging Jupiter Communications, LLC with and into Jupiter Communications, Inc., a Delaware corporation. Membership units in Jupiter Communications, LLC will be exchanged in the merger for shares of common stock of Jupiter Communications, Inc.

     Our principal executive offices are located at 627 Broadway, New York, New York 10012. Our telephone number is (212) 780-6060. Our Web site is www.jup.com. References in this prospectus to "Jupiter," "Jupiter Communications," "we," "our" and "us" refer to Jupiter Communications, Inc. and its predecessor entities.

     We have applied for or received trademark and/or service mark registration for, among others, the marks "Jupiter," "Jupiter Communications," "SPS" and "Internet Business Report". Any other trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                         ------------------------------

     Unless otherwise indicated, all information in this prospectus:

     - reflects the merger of Jupiter Communications, LLC with and into Jupiter Communications, Inc., which will be completed upon the closing of this offering; and

     - assumes no exercise of the underwriters' over-allotment option.

                                  THE OFFERING

Common stock offered by Jupiter....                shares

Common stock to be outstanding
after the offering.................                shares

Use of proceeds....................    We plan to use the proceeds from this
                                       offering for product development,
                                       international expansion, research, sales and marketing expansion, leasehold and technology improvements, potential acquisitions and general corporate purposes.

Proposed Nasdaq National Market
symbol.............................    JPTR

     The outstanding share information is based on our shares outstanding as of
            , 1999. This information excludes           shares of common stock
issuable upon the exercise of stock options outstanding as of             ,
1999, with a weighted average exercise price of $          per share.

                      SUMMARY FINANCIAL AND OPERATING DATA

     The following tables summarize financial and operating data for our business. The summary financial and operating data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

                                                                                 THREE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,              MARCH 31,
                                          -----------------------------------   --------------------
                                           1995     1996     1997      1998       1998        1999
                                                                                    (UNAUDITED)
                                                                (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Strategic Planning Services...........  $  237   $  566   $ 1,850   $ 6,183    $   762     $ 3,447
  Conferences...........................   2,024    2,686     3,426     4,890        888       1,724
  Other.................................   1,439    3,000     3,246     3,729        959         848
                                          ------   ------   -------   -------    -------     -------
     Total revenues.....................   3,700    6,252     8,522    14,802      2,609       6,019
Cost of services and fulfillment........   2,893    4,687     6,259     9,676      2,091       2,955
                                          ------   ------   -------   -------    -------     -------
  Gross profit..........................     807    1,565     2,263     5,126        518       3,064
Other operating expenses:
  Sales and marketing...................     254      514     1,558     3,173        611       1,750
  General and administrative............   1,025    1,664     2,955     4,090        911       1,635
                                          ------   ------   -------   -------    -------     -------
     Total other operating expenses.....   1,279    2,178     4,513     7,263      1,522       3,385
                                          ------   ------   -------   -------    -------     -------
Net loss................................  $ (472)  $ (613)  $(2,250)  $(2,137)   $(1,004)    $  (321)
                                          ======   ======   =======   =======    =======     =======
Pro forma basic and diluted net loss per
  common share(1).......................
Pro forma weighted average common shares
  outstanding(1)........................

                                                  AS OF DECEMBER 31,              AS OF MARCH 31,
                                          -----------------------------------   --------------------
                                           1995     1996     1997      1998       1998        1999
SELECTED OPERATING DATA:
Number of SPS contracts.................      13       66       145       421        145         514
Total contract value (in thousands).....  $  315   $  923   $ 2,509   $11,666    $ 3,017     $15,188
Number of employees.....................      18       61        88       142        109         167
Capital expenditures (in thousands).....  $   99   $  199   $   207   $   838    $   104     $   447

                                                                   AS OF MARCH 31, 1999
                                                         -----------------------------------------
                                                                                      PRO FORMA
                                                         ACTUAL     PRO FORMA(2)    AS ADJUSTED(3)
                                                                        (UNAUDITED)
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..............................  $   851         $
Working capital (4)....................................   (3,943)
Total assets...........................................    8,925
Members'/stockholders' equity (deficiency).............   (2,450)

                                                   (Footnotes on following page)

------------------------------

(1) Pro forma basic and diluted net loss per common share is computed by dividing net loss by the pro forma weighted average number of shares of common stock. Pro forma weighted average shares do not include any common stock equivalents because inclusion of common stock equivalents would have been anti-dilutive.

(2) The pro forma balance sheet data give effect to our reorganization from an LLC to a corporation as though the reorganization had occurred as of March 31, 1999.

(3) Pro forma as adjusted amounts reflect the sale of        shares of common
    stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4) Our working capital balances are typically negative because of the timing of cash collections from clients. SPS contracts are typically annual and paid in advance. Accordingly, a substantial portion of our billings is initially recorded as deferred revenue and amortized into revenue during the term of the contract to which such billings relate.

                                  RISK FACTORS

     Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following events actually occurs, our business and financial results may suffer. In this case, the market price of our common stock could decline, and you could lose all or part of your investment in our common stock.

IF WE ARE UNABLE TO ATTRACT AND RETAIN EXPERIENCED PERSONNEL, THE QUALITY OF OUR RESEARCH PRODUCTS AND SERVICES MAY DECLINE, AND OUR ABILITY TO SELL OUR PRODUCTS AND SERVICES MAY BE HARMED.

     Our success depends in large part on the continued contributions of our senior management team, research analysts and sales representatives. As of June 30, 1999, we had 38 research analysts and 40 sales representatives. We expect to increase our hiring of research analysts and sales representatives significantly in the next few years. We face intense competition in hiring and retaining personnel from, among others, technology and Internet companies, market research and consulting firms, print and electronic publishing companies and financial services companies. Many of these firms have substantially greater financial resources than we do to attract and retain qualified personnel from a limited pool of attractive candidates. In addition, some people that we may attempt to hire could be subject to non-competition agreements that could impede our recruitment efforts. To the extent that we are unable to retain our existing management, research analysts or sales representatives or that we are unable to increase the number of research analysts and sales representatives that we hire, our business and financial results may suffer.

BECAUSE WE HAVE RECENTLY INTRODUCED MANY OF OUR PRODUCTS AND SERVICES, YOU HAVE LIMITED INFORMATION UPON WHICH YOU CAN EVALUATE OUR BUSINESS.

     We have recently launched many of the practices and market modules that we offer. As a result, we have a limited operating history upon which you can evaluate our business and the products and services that we offer.

     You must consider the risks and uncertainties frequently encountered by companies in new and rapidly evolving markets such as ours. Some of these risks and uncertainties relate to our ability to:

     - attract and retain clients to our research products and services;

     - employ and retain a growing number of qualified personnel, especially research analysts and sales representatives;

     - anticipate, understand and properly analyze market trends and the changing needs of our clients;

     - develop, introduce and market new research products and services;

     - respond to actions taken by our competitors;

     - implement an effective marketing strategy to promote awareness of the Jupiter brand;

     - attract attendees to our conferences; and

     - integrate acquired businesses and services.

     We cannot assure you that we will be successful in addressing these risks and uncertainties. Our failure to do so could cause our business and financial results to suffer.

RAPID GROWTH IN OUR BUSINESS COULD STRAIN OUR MANAGERIAL, OPERATIONAL AND FINANCIAL RESOURCES.

     The anticipated future growth of our business will place a significant strain on our managerial, operational and financial resources. We had 61 employees at December 31, 1996, 88 employees at December 31, 1997, 142 employees at December 31, 1998 and 196 employees at June 30, 1999. We anticipate hiring a substantial number of research analysts, sales representatives and other employees in the foreseeable future to expand our product and service offerings and to expand our sales of such products and services. We may also decide to open additional offices in the United States and abroad. As we expand, we expect that we will need to continually improve our financial and managerial controls, billing systems, reporting systems and procedures. In addition, as we expand we will also need to increase our employee training efforts. If we are unable to manage our growth effectively, our business and financial results may suffer.

WE HAVE A HISTORY OF OPERATING LOSSES WHICH MAY CONTINUE FOR THE FORESEEABLE FUTURE.

     We have incurred substantial costs to create, market and distribute our products and services, to retain qualified personnel, including management, research analysts and sales representatives, and to grow our business. As a result, we incurred net losses of approximately $613,000 in 1996, $2.3 million in 1997, $2.1 million in 1998 and $321,000 for the first calendar quarter of 1999. As of March 31, 1999, our accumulated net losses totaled $6.0 million.

     We intend to invest heavily in new products and services, leasehold and technology improvements, new research and sales personnel and international expansion. As a result, we will need to achieve significant revenue increases to achieve and maintain profitability. The number of clients for our research products and services, as well as the number of attendees to our conferences, may grow more slowly than we anticipate or may even decrease in the future. In addition, even if we become profitable, we may not sustain or increase our profits on a quarterly or annual basis in the future.

OUR OPERATING RESULTS MAY FLUCTUATE IN FUTURE PERIODS, WHICH MAY CAUSE VOLATILITY OR A DECLINE IN THE PRICE OF OUR STOCK.

     Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. These factors include, among others:

     - the level and timing of new business and renewals of subscriptions to our research products and services;

     - the timing of the introduction and marketing of new research products and services;

     - changes in the market demand for research products or analysis regarding Internet commerce;

     - the timing of our Internet conferences and the levels of attendance at such events;

     - changes in operating expenses;

     - the impact of possible acquisitions both on our operations and on our reported operating results; and

     - the extent to which we experience increased competition.

     The sales of our research products and services and the success of our conferences are difficult to forecast accurately. If our revenues fall short of expectations, we may not be able to adjust our fixed expenses to compensate for this shortfall on a timely basis. Further, as a strategy for remaining competitive, we may have to make certain pricing, service or marketing decisions that could cause our business and financial results to suffer.

     Due to all the foregoing factors and other risks discussed in this section, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In this event, the price of our common stock is likely to fall.

BECAUSE OUR REVENUES ARE SUBSTANTIALLY DEPENDENT ON THE SALE OF OUR STRATEGIC PLANNING SERVICES, OUR BUSINESS MAY SUFFER IF WE HAVE DIFFICULTY IN ACQUIRING OR RETAINING SUBSCRIBERS TO THIS PROGRAM.

     Our business and financial results are dependent on our ability to attract and retain clients for our Strategic Planning Services. In addition, our business model assumes that we will be able to increase the level of SPS sales over time to our existing clients. Revenues from subscriptions to SPS, as a percentage of our total revenues, were 41.8% in 1998 and 57.3% in the three months ended March 31, 1999.

     Our ability to acquire and retain SPS clients and our ability to increase sales to existing clients is subject to a number of risks, including the following:

     - We may be unsuccessful in delivering high-quality and timely research analysis to our clients;

     - We may be unsuccessful in anticipating and understanding market trends and the changing needs of our clients;

     - The use of the Internet as a medium for commerce, both in the United States and abroad, may not continue to grow as we currently anticipate;

     - Our marketing programs designed to attract and retain clients may not succeed; and

     - We may not be able to hire and retain a sufficiently large number of research and sales personnel in a very competitive job market.

     If we are unable to retain existing clients, increase sales to existing clients or attract a significant number of new SPS clients, our business and financial results may suffer.

OUR BUSINESS MAY SUFFER IF WE PROVE UNABLE TO ANTICIPATE MARKET TRENDS OR IF WE FAIL TO PROVIDE INFORMATION THAT IS USEFUL TO OUR CLIENTS.

     Our success depends in large part on our ability to anticipate, research and analyze rapidly changing technologies and industries and on our ability to provide this information in a timely and cost-effective manner. If we are unable to continue to provide credible and reliable information that is useful to companies engaged in online commerce, our business and financial results may suffer.

     Our research products and services, as well as our conferences, focus on Internet commerce. Internet commerce is relatively new and is undergoing frequent and dramatic changes, including the introduction of new products and the obsolescence of others, shifting business strategies and revenue models, the formation of numerous new companies and high rates of growth. Because of these rapid and continuous changes in the Internet commerce markets, we face significant challenges in providing timely analysis and advice. Many of the industries and areas on which we focus are relatively new, and it is very difficult to provide predictions and projections as to the future marketplace, revenue models and competitive factors. In addition, many companies have not embraced the use of the Internet as a medium for commerce and are unclear as to how to allocate corporate resources effectively. As a result, certain companies may conclude that our research products are not useful to their businesses. Further, the need to continually update our research requires the commitment of substantial financial and personnel resources.

     If our predictions or projections prove to be wrong, or if we are unable to continually update our information, our reputation may suffer and demand for our research products and services may decline. In addition, if companies do not agree with our analysis of market trends and the areas on which we choose to focus our efforts, our business and financial results may suffer.

WE FACE INTENSE COMPETITION IN PROVIDING OUR RESEARCH PRODUCTS AND SERVICES, AS WELL AS IN PRODUCING CONFERENCES, AND SUCH COMPETITION IS LIKELY TO INCREASE IN THE FUTURE.

     We may not be able to compete successfully against current or future competitors, and the competitive pressures that we face may cause our business and financial results to suffer. Our principal current competitor is Forrester Research, Inc. Recently Gartner Group, Inc. announced its intention to compete directly in providing research products related to Internet commerce. A number of other companies compete with us in providing research and analysis related to a specific industry or geographic area. In addition, our indirect competitors include information technology research firms, business consulting and accounting firms, electronic and print publishing companies and equity analysts employed by financial services companies. Some of these indirect competitors could choose to compete directly against us in the future.

     Our ability to compete both in the United States and abroad depends upon many factors, many of which are outside of our control. We believe that the primary competitive factors determining success in our markets include the quality and timeliness of our research and analysis, our ability to offer products and services that meet the changing needs of our customers, the prices we charge for our various research products and general economic conditions.

     We expect competition to increase because of the business opportunities presented by the growth of Internet commerce around the world. Competition may also intensify as a result of industry consolidation, because the markets in which we operate face few substantial barriers to entry or because some of our competitors may provide additional or complementary services, such as consulting services. Increased competition may result in reduced operating margins, loss of market share and diminished value in our products and services, as well as different pricing, service or marketing decisions.

     Our current and potential competitors include many companies that have substantially greater financial, information gathering and marketing resources than we have. This may allow them to devote greater resources than we can to the promotion of their brand and to the development and sale of their products and services. We cannot assure you that we will be able to compete successfully against current and future competitors.

WE EXPECT GARTNER GROUP, OUR LARGEST SHAREHOLDER, TO COMPETE DIRECTLY WITH US.

     Gartner Group, which historically has focused on information technology research, has recently announced its intention to begin offering broader research products and services related to Internet commerce. These products and services are likely to compete directly with the products and services that we offer. Under the operating agreement governing Jupiter Communications, LLC, Gartner Group has the right to appoint two of the five representatives of the board of members and has the right to consent to various actions taken by us. Following the closing of this offering, Gartner Group will not retain the right to appoint a member of our board of directors or any other specific rights, other than piggyback registration rights and limited indemnification rights. Following this offering, Gartner Group will be our largest shareholder, owning
approximately   % of our outstanding common stock. However, for a period of one year following the closing of this offering, Gartner Group and its affiliates may not acquire, directly or indirectly, any additional common stock, if the acquisition would cause Gartner Group and its affiliates to own more than 32% of our common stock.

     Although Gartner Group has not been actively involved in our day-to-day operations since it first invested in our company in October 1997, it has been provided with our confidential and proprietary data during most of this period. As a result, Gartner Group could use our confidential and proprietary data in developing and marketing competing products and services. Gartner Group could also use its voting power in a way that would negatively affect our ability to operate our business or have the effect of delaying, deterring or preventing a change in control, or impeding a merger, consolidation, takeover or other business combination. Gartner Group has substantially greater financial resources than we do, which may allow it to devote greater resources than we can to the development and sale of their Internet commerce research.

IF INTERNET USAGE DOES NOT GROW, OR IF THE INTERNET DOES NOT CONTINUE TO EXPAND AS A MEDIUM FOR COMMERCE, OUR BUSINESS AND FINANCIAL RESULTS MAY SUFFER.

     Our company focuses solely on Internet commerce. Internet usage may be inhibited for a number of reasons, including:

     - inadequate network infrastructure;

     - inconsistent quality of service; and

     - lack of availability of cost-effective, high-speed service.

     The continued development and acceptance of the Internet as a widely-used medium for commerce and communication is also uncertain. A number of factors could prevent such continued development and acceptance, including the following:

     - unwillingness of companies and consumers to shift their purchasing from traditional vendors to online vendors;

     - security and authentication concerns with respect to the transmission of confidential information, such as credit card numbers, over the Internet;

     - privacy concerns, including those related to the ability of Web sites to gather user information without the user's knowledge or consent; and

     - significant uncertainty about the demand and market acceptance for Internet advertising and the lack of standards to measure the effectiveness of Internet advertising.

     Laws and regulations regarding Internet companies and commercial transactions conducted over the Internet could also slow the growth in use of the Internet generally and decrease the acceptance of the Internet as a commercial medium. For example, as the popularity and use of the Internet increases, it is possible that a number of laws and regulations may be adopted in the United States or in other countries covering issues such as taxation, intellectual property matters, advertising and other areas.

WE COULD FACE ADDITIONAL RISKS AND CHALLENGES IF WE CONTINUE TO EXPAND INTERNATIONALLY.

     Our business plan calls for increased international growth. Expansion into new geographic territories requires considerable management and financial resources and may negatively impact our near-term results of operations.

     Our current international operations, as well as any future international operations, are subject to numerous challenges and risks, including, but not limited to, the following:

     - political and economic conditions in various jurisdictions;

     - fluctuations in currency exchange rates;

     - tariffs and other trade barriers;

     - adverse tax consequences; and

     - difficulties in protecting intellectual property rights in international jurisdictions.

     We cannot assure you that one or more of these factors would not harm any current or future international operations.

OUR BUSINESS MAY SUFFER IF WE ARE UNABLE TO MAINTAIN OR ENHANCE AWARENESS OF THE JUPITER BRAND OR IF WE INCUR EXCESSIVE EXPENSES ATTEMPTING TO PROMOTE THE JUPITER BRAND.

     We expect to use a portion of the proceeds of this offering to expand our marketing activities to promote and strengthen the Jupiter brand. Promoting and strengthening the Jupiter brand is critical to our efforts to attract and retain clients for our research products, as well as to increase attendance at our conferences. We believe that the importance of brand recognition will likely increase due to the increasing number of competitors entering our markets. In order to promote the Jupiter brand, in response to competitive pressures or otherwise, we may find it necessary to increase our marketing budget, hire additional marketing and public relations personnel or otherwise increase our financial commitment to creating and maintaining brand loyalty among our clients. If we fail to effectively promote and maintain the Jupiter brand, or incur excessive expenses attempting to promote and maintain the Jupiter brand, our business and financial results may suffer.

WE FACE POTENTIAL LIABILITY FOR INFORMATION THAT WE PUBLISH, PROVIDE AT CONFERENCES OR DISSEMINATE THROUGH OUR RESEARCH ANALYSTS.

     As a publisher and distributor of original research, market projections and trend analyses, we face potential liability based on a variety of theories, including defamation, negligence, copyright or trademark infringement or other legal theories based on the nature, publication or distribution of this information. Such claims, whether brought in the United States or abroad, would likely divert management time and attention and result in significant cost to investigate and defend, regardless of the merit of any such claims. The filing of any such claims may also damage our reputation as a high-quality provider of unbiased, timely analysis and result in client cancellations or overall decreased demand for our products and services. In addition, if we become subject to these types of claims and are not successful in our defense, we may be forced to pay substantial damages. Our insurance may not adequately protect us against these claims.

DISRUPTION OF OUR WEB SITE DUE TO SECURITY BREACHES AND SYSTEM FAILURES COULD HARM OUR BUSINESS AND RESULT IN CLIENT CANCELLATIONS.

     Our infrastructure and the infrastructure of our service providers are vulnerable to security breaches, computer viruses or similar disruptive problems and system failures. These systems are also subject to telecommunications failures, power loss and various other events. Any of these events, whether intentional or accidental, could lead to interruptions or disruptions in the general operation of our business. In addition, any of these events could also lead to interruptions, delays or cessation of operation of our Web site, which provides access to and distribution of many of our research products and services. For example, many of our SPS clients pay us so that their employees can read our research solely on our Web site. As a result, providing unimpeded access to our Web site is critical to servicing our clients and providing superior customer service. Our inability to provide continuous access to our Web site could cause some of our clients to discontinue purchasing our research products and services, prevent or deter some people from purchasing our research products and services and harm our business reputation.

WE ARE DEPENDENT ON KEY MANAGEMENT PERSONNEL FOR OUR FUTURE SUCCESS.

     Our future success will depend in part on the continued service of a number of key management personnel. We do not carry key person life insurance on any of our management personnel. The loss of key management personnel, in particular Gene DeRose, our Chief Executive Officer, or Kurt Abrahamson, our President and Chief Operating Officer, could harm our business and financial results.

IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY OR FACE A CLAIM OF INTELLECTUAL PROPERTY INFRINGEMENT BY A THIRD PARTY, WE MAY LOSE OUR INTELLECTUAL PROPERTY RIGHTS AND BE LIABLE FOR SIGNIFICANT DAMAGES.

     To protect our rights to our intellectual property, we rely on a combination of trademark and copyright law, trade secret protections and confidentiality agreements and other contractual arrangements with our employees and third parties. We have registered the Jupiter, Jupiter Communications and Internet Business Report marks in the United States, and we have pending trademark applications for other trademarks in the United States, including SPS. We also have pending trademark applications for the Jupiter and Jupiter Communications marks in various foreign jurisdictions. We provide our proprietary research products to hundreds of different companies throughout the world, including some companies that compete with us in some manner. As a result, the protective steps we have taken may be inadequate to protect our intellectual property and to deter misappropriation of the original research and analysis that we develop. We also may be unable to detect the unauthorized use of our intellectual property or take appropriate steps to enforce our intellectual property rights. Moreover, effective trademark, copyright and trade secret protection may not be available in every country in which we offer our research products and services to the extent these protections are available in the United States.

     Our failure to adequately protect our intellectual property, either in the United States or abroad, could harm the Jupiter brand or our trademarks, devalue our proprietary research and analysis and affect our ability to compete effectively. Defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, which could harm our financial results.

     Furthermore, although we believe that our proprietary rights do not infringe on the intellectual property rights of others, other parties may assert claims against us that we have misappropriated a trade secret or infringed a patent, copyright, trademark or other proprietary right belonging to them. Any infringement or related claims, even if not meritorious, could be costly and time consuming to litigate, may distract management from other tasks of operating the business and may result in the loss of significant rights and the loss of our ability to operate our business.

WE MAY NOT BE ABLE TO SUCCESSFULLY MAKE ACQUISITIONS OF OTHER COMPANIES, SERVICES OR PRODUCTS.

     We have limited experience in acquiring other companies, services or products. Although we have no present understanding or agreement relating to any acquisition, we do anticipate making acquisitions in the future. We cannot assure you, however, that we will be able to complete future acquisitions successfully or to integrate an acquired entity with our current business. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty assimilating the acquired services or products. These difficulties could disrupt our current business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore, we may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders.

OUR DIRECTORS, OFFICERS AND PRINCIPAL STOCKHOLDERS WILL EXERCISE SIGNIFICANT CONTROL OVER US FOLLOWING THIS OFFERING.

     Upon completion of this offering, our officers, directors and existing stockholders who own greater than 5% of the outstanding common stock before this offering, and entities affiliated with them, will, in the aggregate,
beneficially own approximately      % of our common stock. In particular,
Gartner Group will own approximately      % of our outstanding common stock.
These stockholders acting together will be able to exert substantial influence over all matters requiring approval by our stockholders. These matters include the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, they may dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger, consolidation, takeover or other business combination.

PROBLEMS RESULTING FROM THE YEAR 2000 PROBLEM COULD REQUIRE US TO INCUR UNANTICIPATED EXPENSES AND COULD DIVERT MANAGEMENT'S TIME AND ATTENTION.

     The Year 2000 problem could harm our business and financial results. Many currently installed computer systems and software products are coded to accept or recognize only two-digit entries in the date code field. These systems may interpret the date code "00" as the year 1900 rather than the year 2000. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded or replaced to comply with Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities. We have established procedures for evaluating and managing the risks associated with the Year 2000 problem, and we are in the process of assessing our Year 2000 readiness. We are also in the process of communicating with third-party vendors who provide us with both services and equipment in order to assess their plans and progress in addressing the Year 2000 problem. Our failure to correct a Year 2000 problem could result in an interruption in, or a failure of, aspects of our normal business activities or operations. Any significant Year 2000 problem could require us to incur significant unanticipated expenses to remedy these problems and could divert management's time and attention. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Year 2000 Compliance" for detailed information on our state of readiness, potential risks and contingency plans regarding the Year 2000 issue.

FUTURE SALES OF OUR COMMON STOCK MAY NEGATIVELY AFFECT OUR STOCK PRICE.

     Following this offering, we will have a large number of shares of common stock outstanding and available for resale beginning at various points of time in the future. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market following this offering, or the perception that such sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a price that we think is appropriate, or at all. Please see "Shares Eligible for Future Sale."

THERE HAS BEEN NO PRIOR MARKET FOR OUR COMMON STOCK, AND OUR STOCK MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS.

     The stock market has experienced extreme price and volume fluctuations. The market prices of the securities of Internet-related companies have been especially volatile. Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in Jupiter will lead to the development of an active trading market or how liquid that market might become. The market price of the common stock may decline below the initial public offering price. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Please see "Underwriting."

     In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of our management's attention and resources.

WE WILL HAVE BROAD DISCRETION AS TO THE USE OF THE PROCEEDS OF THIS OFFERING, WHICH WE MAY NOT USE EFFECTIVELY.

     We intend to spend a significant portion of the net proceeds of this offering for product development, international expansion, research, sales and marketing expansion, leasehold and technology improvements, potential acquisitions and general corporate purposes. Our management will have broad discretion, however, over the allocation of a substantial portion of the net proceeds from this offering as well as over the timing of our expenditures. Investors may not agree with the way our management decides to spend these proceeds. Please see "Use of Proceeds."

WE CANNOT PREDICT OUR FUTURE CAPITAL NEEDS, AND WE MAY NOT BE ABLE TO SECURE ADDITIONAL FINANCING.

     We currently anticipate that the net proceeds of this offering, together with available funds, will be sufficient to meet our anticipated needs for the next 12 months. We may need to raise additional funds in the future to fund our operations, to expand or enhance the range of products and services we offer or to respond to competitive pressures and/or perceived opportunities. We cannot be sure that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available when required or on acceptable terms, we may be forced to cease our operations, and even if we are able to continue our operations, our business and financial results may suffer.

WE HAVE ANTI-TAKEOVER PROVISIONS WHICH MAY MAKE IT DIFFICULT FOR A THIRD PARTY TO ACQUIRE US.

     Provisions of our certificate of incorporation, our bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Please see "Description of Capital Stock."

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

     Investors purchasing shares in this offering will suffer immediate and substantial dilution in net tangible book value per share. To the extent outstanding options to purchase common stock are exercised, there will be further dilution. Please see "Dilution."

WE DO NOT PLAN TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE, AND, AS A RESULT, STOCKHOLDERS WILL NEED TO SELL SHARES TO REALIZE A RETURN ON THEIR INVESTMENT.

     We have not declared or paid any cash dividends on our capital stock since inception. We intend to retain any future earnings to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Consequently, stockholders will need to sell shares of common stock in order to realize a return on their investment, if any.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements which involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as "believes," "anticipates," "plans," "expects" and similar expressions. Our actual results could differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including the risk factors described above and elsewhere in this prospectus.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from the sale of the shares
of common stock in this offering of $          million, assuming an initial
public offering price of $     per share and after deducting estimated
underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our
net proceeds will be $          million.

     We intend to use the proceeds from this offering for product development, international expansion, research, sales and marketing expansion, leasehold and technology improvements, potential acquisitions and general corporate purposes. We have no present commitments and are not currently engaged in any negotiations with respect to such acquisitions. Our management will have significant flexibility in applying the net proceeds of the offering. Pending any use, we intend to invest the net proceeds of this offering in short-term, interest-bearing securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain any future earnings for the development and operation of our business. Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 1999 on an actual basis, on a pro forma basis to reflect our reorganization from an LLC to a corporation and on a pro forma as adjusted basis to reflect the sale of shares of common stock by us in this offering at an initial public
offering price of $     per share, after deducting estimated underwriting
discounts and commissions and estimated offering expenses payable by us. Please see "Use of Proceeds."

     The following table should be read in conjunction with our financial statements and the notes to those statements included in this prospectus.

                                                                    AS OF MARCH 31, 1999
                                                             -----------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                                         (UNAUDITED)
                                                                       (IN THOUSANDS)
Members' equity (deficiency):
  Additional paid-in capital.............................    $ 3,506
  Accumulated deficit....................................     (5,956)
                                                             -------
  Total members' equity (deficiency).....................    $(2,450)
Stockholders' equity (deficiency):
  Common stock, $0.001 par value:           shares
     authorized on a pro forma basis,           shares
     outstanding on a pro forma basis, and
     shares outstanding on a pro forma as adjusted
     basis...............................................
  Additional paid-in capital.............................         --
  Accumulated deficit....................................         --
                                                             -------
  Total stockholders' equity (deficiency)................         --
                                                             -------
          Total capitalization...........................    $(2,450)    $            $
                                                             =======     =======      ========

     The table above excludes      shares of common stock issuable upon the
exercise of stock options outstanding as of                  , 1999, with a
weighted average exercise price of $ per share. See "Management -- 1997 Option Plan."

                                    DILUTION

     Our pro forma net tangible book value as of March 31, 1999 was
approximately $          million, or $     per share of common stock. Pro forma
net tangible book value per share is determined by dividing the amount of our total tangible assets less total liabilities by the pro forma number of shares of common stock outstanding at that date. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering.

     After giving effect to the issuance and sale of the shares of common stock
offered by us at an initial public offering price of $     per share and after
deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the estimated net proceeds from this offering, our pro forma net tangible book value as of
            , 1999 would have been $          million or $     per share. This
represents an immediate increase in pro forma net tangible book value to our
existing stockholders of $     per share and an immediate dilution to purchasers
in this offering of $     per share. If the initial public offering price is
higher or lower, the dilution to purchasers in this offering will be greater or less, respectively.

     The following table illustrates this per share dilution:

Assumed initial public offering price per share.............            $
  Pro forma net tangible book value per share at March 31,
     1999...................................................  $
  Increase in pro forma net tangible book value per share
     attributable to this offering..........................
                                                              ------
Pro forma net tangible book value per share after this
  offering..................................................
                                                                        ------
Dilution per share to new investors.........................            $
                                                                        ======

     Assuming the exercise in full of the underwriters' over-allotment option,
our adjusted pro forma net tangible book value at                , 1999 would
have been approximately $     per share, representing an immediate increase in
pro forma net tangible book value of $     per share to our existing
stockholders and an immediate dilution in pro forma net tangible book value of
$     per share to purchasers in this offering.

     The following table summarizes, on a pro forma basis, as of March 31, 1999, the differences between the number of shares of common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid by existing stockholders and new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public
offering price of $     per share, before deducting estimated underwriting
discounts and commissions and estimated offering expenses payable by us:

                                      SHARES PURCHASED     TOTAL CONSIDERATION
                                     ------------------    --------------------    AVERAGE PRICE
                                      NUMBER    PERCENT     AMOUNT     PERCENT       PER SHARE
Existing stockholders..............                   %    $                  %      $
New investors......................
                                     --------    -----     --------     ------       --------
Total..............................              100.0%                 $100.0%
                                     ========    =====     ========     ======       ========

     This discussion and table assume no exercise of any stock options outstanding as of March 31, 1999. As of March 31, 1999, there were options
outstanding to purchase a total of                shares of common stock with a
weighted average exercise price of $     per share. To the extent that any of
these options are exercised, there will be further dilution to new investors. Please see "Capitalization."

                     SELECTED FINANCIAL AND OPERATING DATA

     The selected balance sheet data as of December 31, 1997 and 1998 and the selected statement of operations data for the years ended December 31, 1996, 1997 and 1998 have been derived from our audited financial statements included in this prospectus. The selected balance sheet data as of December 31, 1995 and 1996, and the statement of operations data for 1995, have been derived from our audited financial statements not included in this prospectus. The selected balance sheet data as of March 31, 1999 and the selected statement of operations data for the three months ended March 31, 1998 and 1999 are derived from unaudited financial statements included in this prospectus. In the opinion of management, the interim data have been prepared on the same basis as the audited financial statements appearing in this prospectus and include all necessary adjustments, consisting only of normal recurring adjustments, we believe to be necessary for a fair presentation of the data. You should read these selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and the notes to those statements included in the prospectus.

                                                                                 THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                MARCH 31,
                                       --------------------------------------    ------------------
                                        1995      1996      1997       1998       1998       1999
                                                             (IN THOUSANDS)         (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Strategic Planning Services........  $  237    $  566    $ 1,850    $ 6,183    $   762    $ 3,447
  Conferences........................   2,024     2,686      3,426      4,890        888      1,724
  Other..............................   1,439     3,000      3,246      3,729        959        848
                                       ------    ------    -------    -------    -------    -------
     Total revenues..................   3,700     6,252      8,522     14,802      2,609      6,019
Cost of services and fulfillment.....   2,893     4,687      6,259      9,676      2,091      2,955
                                       ------    ------    -------    -------    -------    -------
     Gross profit....................     807     1,565      2,263      5,126        518      3,064
Other operating expenses:
  Sales and marketing................     254       514      1,558      3,173        611      1,750
  General and administrative.........   1,025     1,664      2,955      4,090        911      1,635
                                       ------    ------    -------    -------    -------    -------
     Total other operating
       expenses......................   1,279     2,178      4,513      7,263      1,522      3,385
                                       ------    ------    -------    -------    -------    -------
Net loss.............................  $ (472)   $ (613)   $(2,250)   $(2,137)   $(1,004)   $  (321)
                                       ======    ======    =======    =======    =======    =======
Pro forma basic and diluted net loss
  per common share (1)...............
Pro forma weighted average common
  shares outstanding (1).............

                                                 AS OF DECEMBER 31,               AS OF MARCH 31,
                                       --------------------------------------    ------------------
                                        1995      1996      1997       1998       1998       1999
SELECTED OPERATING DATA:
Number of SPS contracts..............      13        66        145        421        145        514
Total contract value (in
  thousands).........................  $  315    $  923    $ 2,509    $11,666    $ 3,017    $15,188
Number of employees..................      18        61         88        142        109        167
Capital expenditures (in
  thousands).........................  $   99    $  199    $   207    $   838    $   104    $   447

                                                                                            AS OF
                                                         AS OF DECEMBER 31,               MARCH 31,
                                                -------------------------------------    ------------
                                                1995      1996       1997      1998          1999
                                                                                         (UNAUDITED)
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.....................  $   4    $     8    $1,614    $   216      $   851
Working capital (2)...........................   (572)    (1,166)     (553)    (3,376)      (3,943)
Total assets..................................    907      1,474     3,463      6,867        8,925
Members'/stockholders' equity (deficiency)....   (405)      (714)        9     (2,129)      (2,450)

------------------------------
(1) Pro forma basic and diluted net loss per common share is computed by dividing net loss by the pro forma weighted average number of shares of common stock. Pro forma weighted average shares do not include any common stock equivalents because inclusion of common stock equivalents would have been anti-dilutive.

(2) Our working capital balances are typically negative because of the timing of cash collections from clients. SPS contracts are typically annual and paid in advance. Accordingly, a substantial portion of our billings is initially recorded as deferred revenue and amortized into revenue during the term of the contract to which such billings relate.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     You should read the following discussion of our financial condition and results of operations together with our financial statements, the notes to those statements and the other information in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Please see "Risk Factors."

OVERVIEW

     We are a leading provider of research on Internet commerce. Senior executives at our client companies utilize our research to make informed business decisions in a complex and rapidly changing Internet economy. Our research, which is solely focused on the Internet economy, provides our clients with comprehensive views of industry trends, forecasts and best practices. Our analysis, supported by proprietary data, emphasizes specific, actionable findings.

     Our revenues consist of SPS, conferences and other revenues. For the three months ended March 31, 1999, SPS represented approximately 57.3% of our total revenues. SPS is a combination of proprietary written analysis, supporting data and access to our analysts. We typically bill clients annually in advance and deliver the products and services over the term of the contract. We also produce a wide range of conferences which offer senior executives the opportunity to hear first-hand the insights of our analysts and the leading decision makers in the Internet and technology industries. For the three months ended March 31, 1999, conferences represented approximately 28.6% of our total revenues. Other revenues, which consist primarily of book-length studies, newsletters and custom research, represented approximately 14.1% of our total revenues for the three months ended March 31, 1999.

     SPS contracts are renewable contracts, typically annual, and payable in advance. Accordingly, a substantial portion of our billings is initially recorded as deferred revenue and amortized into revenue over the term of the contract. Commission expense related to SPS is also initially deferred and amortized into expense over the contract period in which the related revenues are earned and amortized to income. Our contracts are non-cancelable and non-refundable. Billings attributable to our conferences and other products and services are initially recorded as deferred revenue and recognized upon the completion of the event or project.

     We have experienced rapid growth since our organization, and particularly since our decision in late 1996 to focus our business on SPS. Between 1995 and 1998, our total revenues have grown from $3.7 million to $14.8 million, a compound annual growth rate of 58.9%. For the three months ended March 31, 1999, our revenues were $6.0 million, representing an increase of 130.7% over revenues of $2.6 million for the three months ended March 31, 1998. The number of our SPS contracts has increased from 145 as of December 31, 1997 to 514 as of March 31, 1999. Our total contract value has increased from $2.5 million on December 31, 1997 to $15.2 million on March 31, 1999. We believe that total contract value is a meaningful measure of the volume of our business. Total contract value, however, does not necessarily correlate to deferred revenues. Total contract value represents the annualized value of all outstanding SPS contracts without regard to the remaining duration of such contracts, and deferred revenue represents unamortized revenue remaining on all outstanding and billed contracts.

     To date, a substantial portion of expiring SPS contracts have been renewed for an equal or higher amount. Approximately 71% of contracts expiring during the 12 months ended March 31, 1999 were renewed. With this high customer renewal rate, we believe we have a growing base of recurring revenues from SPS. However, this renewal rate is not necessarily indicative of the rate of future retention of our revenue base.

     We have a highly diversified client base, including companies in the Internet, media, telecommunications, technology, financial services, retail, travel, consumer products and professional services industries. No client accounts for more than 2% of our total annual revenues.

     Cost of services and fulfillment represents the costs associated with production and delivery of our products and services, including the costs of salaries, bonuses and related benefits for our research and conference personnel, all associated editorial, travel and support services, and the costs of producing our conferences. Sales and marketing expenses include salaries, bonuses, employee benefits, travel expenses, promotional costs, sales commissions and other costs incurred in marketing and selling our products and services. General and administrative expenses include the costs of our finance and technology groups and other administrative functions.

     We have incurred net losses since our formation. Our net loss was $613,000 in 1996, $2.3 million in 1997, $2.1 million in 1998 and $321,000 for the three months ended March 31, 1999. We expect to incur a net loss for the full year 1999. As of March 31, 1999, we had an accumulated deficit of $6.0 million. We expect to incur significant expenditures in the future associated with our domestic and international expansion strategies. In particular, we intend to continue to expand our research and sales personnel, and we intend to continue to invest in technology, leasehold improvements and the development of additional research practices and modules.

RESULTS OF OPERATIONS

     The following table sets forth our results of operations for the years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999, expressed as a percentage of revenue:

                                                                                THREE MONTHS
                                                                                    ENDED
                                                  YEAR ENDED DECEMBER 31,         MARCH 31,
                                                 -------------------------     ---------------
                                                 1996      1997      1998      1998      1999
                                                                                 (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Strategic Planning Services..................    9.0%     21.7%     41.8%     29.2%     57.3%
  Conferences..................................   43.0      40.2      33.0      34.0      28.6
  Other........................................   48.0      38.1      25.2      36.8      14.1
                                                 -----     -----     -----     -----     -----
          Total revenues.......................  100.0     100.0     100.0     100.0     100.0
Cost of services and fulfillment...............   75.0      73.4      65.4      80.2      49.1
                                                 -----     -----     -----     -----     -----
  Gross profit.................................   25.0      26.6      34.6      19.8      50.9
Other operating expenses:
  Sales and marketing..........................    8.2      18.3      21.4      23.4      29.0
  General and administrative...................   26.6      34.7      27.6      34.9      27.2
                                                 -----     -----     -----     -----     -----
          Total other operating expenses.......   34.8      53.0      49.0      58.3      56.2
                                                 -----     -----     -----     -----     -----
Net loss.......................................   (9.8)%   (26.4)%   (14.4)%   (38.5)%    (5.3)%
                                                 =====     =====     =====     =====     =====

  COMPARISON OF THREE MONTHS ENDED MARCH 31, 1999 AND 1998

     Revenues. Total revenues increased 130.7% to $6.0 million in the three months ended March 31, 1999 from $2.6 million in the three months ended March 31, 1998. SPS revenues increased 352.5% to $3.4 million in the three months ended March 31, 1999 from $762,000 in the three months ended March 31, 1998. This increase is attributable primarily to an increase in the number of SPS contracts to 514 at March 31, 1999 from 145 at March 31, 1998 and an increase in average contract value to $29,500 at

March 31, 1999 from $20,800 at March 31, 1998. These increases reflect an increase in the number of users at, and research services purchased by, our client companies. Total contract value increased to $15.2 million at March 31, 1999 from $3.0 million at March 31, 1998.

     Conference revenues increased 94.3% to $1.7 million in the three months ended March 31, 1999 from $888,000 in the three months ended March 31, 1998. These revenues reflect the results of one conference in each period. The increase is attributable to an increase in delegate, sponsor and exhibitor revenues for this event.

     Other revenues decreased 11.6% to $848,000 in the three months ended March 31, 1999 from $960,000 in the three months ended March 31, 1998. This decrease reflects our decision to focus our business on SPS.

     Cost of Services and Fulfillment. Cost of services and fulfillment increased 41.3% to $3.0 million in the three months ended March 31, 1999 from $2.1 million in the three months ended March 31, 1998. The increase in this period was attributable to the overall growth of our business, in particular the increased research staffing for new and existing research practices. Gross margin increased to 50.9% in the three months ended March 31, 1999 from 19.8% in the three months ended March 31, 1998.

     Sales and Marketing. Sales and marketing expenses increased 186.3% to $1.8 million in the three months ended March 31, 1999 from $611,000 in the three months ended March 31, 1998. As a percentage of total revenues, these expenses increased to 29.0% in the three months ended March 31, 1999 from 23.4% in the three months ended March 31, 1998. The increase in this period was primarily attributable to an increased number of sales personnel and the corresponding commission costs associated with increased revenues.

     General and Administrative. General and administrative expenses increased 79.5% to $1.6 million in the three months ended March 31, 1999 from $911,000 in the three months ended March 31, 1998. As a percentage of total revenues, these expenses increased to 27.2% in the three months ended March 31, 1999 from 34.9% in the three months ended March 31, 1998. The increase in this period was primarily attributable to increased personnel for the finance, human resources and operations areas, as well as costs associated with our new London office and higher costs for staff travel and professional fees.

  COMPARISON OF THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     Revenues. Total revenues increased 73.7% to $14.8 million in 1998 from $8.5 million in 1997 and 36.3% to $8.5 million in 1997 from $6.3 million in 1996. SPS revenues increased by 234.2% to $6.2 million in 1998 from $1.9 million in 1997. This increase is attributable primarily to an increase in the number of SPS contracts to 421 at December 31, 1998 from 145 at December 31, 1997 and an increase in average contract value to $27,700 at December 31, 1998 from $17,300 at December 31, 1997. SPS revenues increased by 227.1% to $1.9 million in 1997 from $566,000 in 1996. This increase is attributable primarily to an increase in the number of SPS contracts to 145 at December 31, 1997 from 66 at December 31, 1996 and an increase in average contract value to $17,300 at December 31, 1997 from $14,000 at December 31, 1996.

     The increase in SPS revenues in these periods reflects an increase in the number of users at, and research services purchased by, our client companies. Total contract value increased to $11.7 million at December 31, 1998 from $2.5 million at December 31, 1997 and $923,000 at December 31, 1996.

     Conference revenues increased 42.7% to $4.9 million in 1998 from $3.4 million in 1997 and 27.6% to $3.4 million in 1997 from $2.7 million in 1996. These increases are attributable to an increase both in the number of conferences and in average delegate, sponsor and exhibitor revenues.

     Other revenues increased 14.9% to $3.7 million in 1998 from $3.2 million in 1997. This increase reflects an increase in revenues from custom research and book-length studies, offset in part by a small decrease in newsletter revenues. Other revenues increased 8.2% to $3.2 million in 1997 from $3.0 million in 1996. This increase reflects an increase in revenues from book-length studies and newsletter subscriptions, offset in part by a decrease in custom research.

     Cost of Services and Fulfillment. Cost of services and fulfillment increased 54.6% to $9.7 million in 1998 from $6.3 million in 1997. The increase in this period was attributable to the overall growth of our business, in particular the increased research staffing for new and existing research practices. These expenses increased 33.5% to $6.3 million in 1997 from $4.7 million in 1996. The increase in this period was attributable to increased costs for producing conferences and other direct products, and for increases in research staffing. Gross margin increased to 34.6% in 1998 from 26.6% in 1997 and increased to 26.6% in 1997 from 25.0% in 1996.

     Sales and Marketing. Sales and marketing expenses increased 103.7% to $3.2 million in 1998 from $1.6 million in 1997. The increase in this period was primarily attributable to an increased number of sales personnel and the corresponding commission costs associated with increased revenues. Sales and marketing expenses increased 202.7% to $1.6 million in 1997 from $514,000 in 1996. The expense increase in this period was primarily attributable to increased personnel in the marketing area to support an increased direct mail effort. As a percentage of total revenues, these expenses increased to 21.4% in 1998 from 18.3% in 1997 and increased to 18.3% in 1997 from 8.2% in 1996.

     General and Administrative. General and administrative expenses increased 38.4% to $4.1 million in 1998 from $3.0 million in 1997 and 77.7% to $3.0 million in 1997 from $1.7 million in 1996. The increase in these periods was primarily attributable to increased staffing for the finance, human resources and operations areas, as well as increased expenses associated with basic office operations, including rent, utilities, travel and printing. As a percentage of total revenues, these expenses decreased to 27.6% in 1998 from 34.7% in 1997 and increased to 34.7% in 1997 from 26.6% in 1996.

INCOME TAXES

     No provision or benefit for federal or state income taxes, actual or pro forma, has been recorded for the net operating losses we incurred in the years ended December 31, 1996, 1997 and 1998. In addition, no net operating losses incurred in 1999 prior to the closing of this offering will be recorded on our federal or state tax returns. Because our company was a limited liability company for tax purposes during these periods, and will continue to be until the closing of this offering, all taxable losses were, and will be, allocated to the members for reporting on their income tax returns. As a result, we will not be able to offset future taxable income, if any, against losses incurred prior to the closing of this offering.

QUARTERLY RESULTS OF OPERATIONS DATA

     The following tables sets forth certain unaudited quarterly statement of operations data for each of the five quarters ended March 31, 1999 and such data expressed as a percentage of total revenues. We believe that we have prepared these data on the same basis as our audited financial statements in this prospectus, and have included all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations for these interim periods. You should read these interim financial data together with our audited financial statements and the notes to those statements in this prospectus. Our historical results of operations do not necessarily indicate the results of operations we will achieve in the future, and our results of operations for interim periods do not necessarily indicate the results of operations for any future period. Our results of operations may fluctuate significantly in the future as a result of a variety of factors, many of which are beyond our control. See "Risk Factors--Our operating results may fluctuate in future periods which may cause volatility or a decline in the price of our stock."

                                                             THREE MONTHS ENDED
                                     -------------------------------------------------------------------
                                     MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,    MARCH 31,
                                       1998         1998          1998             1998          1999
                                                               (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Strategic Planning Services......   $   762      $1,233        $1,757           $2,431        $3,447
  Conferences......................       888       1,091         2,354              557         1,724
  Other............................       959         980         1,014              776           848
                                      -------      ------        ------           ------        ------
          Total revenues...........     2,609       3,304         5,125            3,764         6,019
Cost of services and fulfillment...     2,091       2,191         3,127            2,267         2,955
                                      -------      ------        ------           ------        ------
  Gross profit.....................       518       1,113         1,998            1,497         3,064
Other operating expenses:
  Sales and marketing..............       611         702           842            1,018         1,750
  General and administrative.......       911       1,007         1,132            1,040         1,635
                                      -------      ------        ------           ------        ------
          Total other operating
            expenses...............     1,522       1,709         1,974            2,058         3,385
                                      -------      ------        ------           ------        ------
Net income (loss)..................   $(1,004)     $ (596)       $   24           $ (561)       $ (321)
                                      =======      ======        ======           ======        ======

                                                            THREE MONTHS ENDED
                                    -------------------------------------------------------------------
                                    MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,    MARCH 31,
                                      1998         1998          1998             1998          1999
STATEMENT OF OPERATIONS DATA:
Revenues:
  Strategic Planning Services.....      29.2%       37.3%          34.3%           64.6%          57.3%
  Conferences.....................      34.0        33.0           45.9            14.8           28.6
  Other...........................      36.8        29.7           19.8            20.6           14.1
                                     -------     -------        -------         -------        -------
          Total revenues..........     100.0       100.0          100.0           100.0          100.0
Cost of services and
  fulfillment.....................      80.2        66.3           61.0            60.2           49.1
                                     -------     -------        -------         -------        -------
  Gross profit....................      19.8        33.7           39.0            39.8           50.9
Other operating expenses:
  Sales and marketing.............      23.4        21.2           16.4            27.1           29.0
  General and administrative......      34.9        30.5           22.1            27.6           27.2
                                     -------     -------        -------         -------        -------
          Total other operating
            expenses..............      58.3        51.7           38.5            54.7           56.2
                                     -------     -------        -------         -------        -------
Net income (loss).................     (38.5)%     (18.0)%          0.5%          (14.9)%         (5.3)%
                                     =======     =======        =======         =======        =======

SEASONALITY

     We experience some seasonality in our revenues and contract value, driven primarily by trends in our SPS selling cycle and conference business. Our conference revenues historically have been strongest during the third quarter of the year, in which the largest number of our events are held. We also have experienced a significant increase in SPS sales during the fourth quarter of the year due primarily to the budget cycles of our SPS clients, the renewal dates of existing SPS contracts and the effect of our annual sales quotas.

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations since our organization on December 1, 1994 with a total of $3.8 million in member contributions. This includes $3.0 million in private equity from Gartner Group in October 1997.

     Net cash provided by (used in) operating activities was $14,000 for the year ended December 31, 1996, $(1.1) million for the year ended December 31, 1997, $(557,000) for the year ended December 31, 1998 and $1.1 million for the three months ended March 31, 1999.

     Net cash used in investing activities was $257,000 in 1996, $232,000 in 1997, $838,000 in 1998 and $447,000 for the three months ended March 31, 1999.
Investments were primarily in computer equipment, furniture and leasehold improvements.

     Net cash provided by (used in) financing activities was $246,000 for the year ended December 31, 1996, $2.9 million for the year ended December 31, 1997, $(3,000) for the year ended December 31, 1998 and $0 for the three months ended March 31, 1999. Cash provided by financing activities for the year ended December 31, 1997 primarily resulted from the placement of private equity with Gartner Group.

     As of March 31, 1999, we had $851,000 in cash and cash equivalents. We have a $750,000 committed line of credit, secured by substantially all of our assets, under which there were no outstanding balances as of March 31, 1999. We have a commitment from our lender to increase this line to $3.0 million.

     We expect to spend approximately $4 million in 1999 on technology, including Web site enhancements, leasehold improvements and telecommunications upgrades. We anticipate that we will continue to increase our capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel. We also anticipate that we will continue to experience growth in our operating expenses to support our revenue growth, including the continued introduction of new practices and modules. We believe that the net proceeds of this offering, together with the unused line of credit, will be sufficient to fund our operations for the next 12 months.

YEAR 2000 COMPLIANCE

     The Year 2000 problem is the result of computer programs being written using two digits rather than four to identify a given year. Computer programs that have time-sensitive software may interpret the date code "00" as the year 1900 rather than the year 2000. This could result in a disruption of operations including a temporary inability to process transactions, send invoices or engage in other normal business activities. We maintain a significant number of computer software systems and operating systems across our entire organization which are potentially subject to Year 2000 problems.

     Our Year 2000 concerns cover internal and external application and database production software, internal and external production hardware, internal infrastructure and external agents.

     Internal and external application and database production software includes all software used either directly by our clients or indirectly in support of our clients. We are in the process of either upgrading or replacing most of these systems in 1999. All of the systems will be designed to pass Year 2000 compliance tests. System testing for Year 2000 compliance is anticipated to be completed by the end of the third quarter of 1999.

     Internal and external production hardware includes the hardware that we use to directly host our Web site, our internal servers and network hardware and our desktop systems. All hardware in direct support of our Web site will be upgraded or replaced by the end of the third quarter of 1999. All internal servers and network hardware will be upgraded or replaced by the end of the third quarter of 1999. Similarly, all desktop systems will be upgraded or replaced by December 1, 1999.

     Internal infrastructure consists of all hardware and software not described above which is used in support of our internal staff. This includes all printers and modems, the phone and voicemail systems and any common office automation devices, including faxes and copiers. The phone system was upgraded in the second quarter of 1999 and the voicemail system will be replaced in the third quarter of 1999. All printers and modems will be upgraded or replaced by December 1, 1999. Common office automation devices will likewise be upgraded or replaced by December 1, 1999.

     External agents includes all critical hardware, software and related systems provided by third parties. Beginning in the second quarter of 1999, we identified critical suppliers and equipment that we depend on for our day to day business. We are in the process of determining which critical third party systems are Year 2000 compliant and which systems need to be upgraded or replaced. We keep a copy of all third party Year 2000 compliance statements that we obtain.

     We expect that our employees will perform all significant work for the Year 2000 projects described above. We do not anticipate hiring any additional employees nor do we anticipate incurring any significant consulting expenses for the Year 2000 project. The cost of software tools and consulting expenses used for detection of Year 2000 problems is not currently expected to exceed $100,000.

     Contingency planning has not yet begun for all sections, but we expect preliminary contingency plans to be completed by the end of the third quarter of 1999. Ongoing contingency planning will be conducted as feedback received from third parties necessitates.

     The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect our results of operations, liquidity and financial condition, and subject us to the risk of litigation. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers and customers, we are unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on our results of operations, liquidity or financial condition.

     In addition, we can not assure you that governmental agencies, utility companies, internet access companies, third party service providers and others outside our control will be Year 2000 compliant. The failure by those entities to be Year 2000 compliant could result in a systematic failure beyond our control, such as prolonged internet, telecommunications or electrical failure, which could prevent us from providing our services or prevent users from accessing our services.

RECENT ACCOUNTING PRONOUNCEMENTS

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), which provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. SOP 98-1 will be effective for our fiscal year ending December 31, 1999. The adoption of SOP 98-1 is not expected to have a material impact on our financial statements.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"), which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 will be effective for our fiscal year ending December 31, 1999. The adoption of SOP 98-5 is not expected to have a material impact on our financial statements.

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"), which establishes standards for the way that a public enterprise reports information about operating segments in annual financial statements, and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997, and requires restatement of earlier periods presented. In the initial year of application, comparative information for earlier years must be restated. We have determined that we do not have any separately reportable business segments.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This statement is not expected to affect us as we currently do not engage or plan to engage in derivative instruments or hedging activities.

                                    BUSINESS

OVERVIEW

     We are a leading provider of research on Internet commerce. Senior executives at client companies utilize our research to make informed business decisions in a complex and rapidly changing Internet economy. Our research, which is solely focused on the Internet economy, provides our clients with comprehensive views of industry trends, forecasts and best practices. Our analysis, supported by proprietary data, emphasizes specific, actionable findings.

     Our research services are provided primarily through our continuous subscription product, Strategic Planning Services, which we call SPS. SPS is a combination of proprietary written analysis, supporting data and access to our analysts. We typically bill clients annually in advance and deliver the products and services over the term of the contract. We generate our research through seven focused teams of research analysts and associates. Our proprietary research is informed and supported by a dedicated data research group. We increasingly deliver our products via the Internet.

     We have a highly diversified client base, including companies in the Internet, media, telecommunications, technology, financial services, retail, travel, consumer products and professional services industries. We have successfully increased the number of SPS clients and our total contract value, which is the annualized value of all SPS contracts at a given point in time. As of March 31, 1999, we had 514 SPS contracts, an increase from 421 on December 31, 1998 and 145 on December 31, 1997. Our total contract value has increased from $2.5 million on December 31, 1997, to $11.7 million on December 31, 1998 and to $15.2 million on March 31, 1999. In addition, approximately 71% of the SPS contracts that expired during the 12 months prior to March 31, 1999 were renewed.

     We also produce a wide range of conferences which offer senior executives the opportunity to hear first-hand the insights of our analysts and the leading decision makers in the Internet and technology industries. Because over 75% of the attendees are not SPS clients, these conferences provide a unique opportunity to promote our SPS research to potential clients. These conferences also allow us to increase the public profile of our analysts, generate favorable press and otherwise promote the Jupiter brand.

MARKET OPPORTUNITY

  The Growth of Internet Commerce

     The Internet has emerged as a global medium that allows hundreds of millions of people worldwide to obtain information, communicate and conduct business electronically. The continued growth in Internet usage will be driven by:

     - the large and growing number of personal computers installed in homes and offices;

     - easier, faster, more reliable and less expensive access to the Internet;

     - the availability of more and better content on the Internet;

     - improvements in network infrastructure; and

     - the increasing ability to access the Internet with devices like television and telephones.

     As the use of the Internet grows, businesses are increasing the breadth and depth of their Internet products and services geared to consumers and other businesses. Companies are also increasingly utilizing the Internet for functions critical to their core business strategies and operations, such as sales and marketing, customer service, supply chain management and overall project coordination. As a result, numerous companies, including software development firms, telecommunications and technology vendors and marketing and advertising agencies, have developed products, services and technologies which support consumers and businesses seeking to expand their use of the Internet or increase their business efficiency.

     The unique interactive nature of the Internet has also led to its rapid emergence as a convenient vehicle to buy and sell products and services. Internet commerce can be fast, inexpensive and convenient, and a growing number of users have used the Internet to trade securities, purchase goods and services and pay bills. Retailers, advertisers and marketers have embraced the Internet because it offers them the ability to:

     - reach broad, global audiences, thereby overcoming the limitations of brick-and-mortar businesses;

     - access new revenue streams;

     - target and cost-effectively market to consumers with specific sets of interests and desirable demographic characteristics; and

     - improve efficiencies in global corporate communications, supply chain management, technology implementation and overall operating expenses.

     We believe that the growth of the Internet, and the growth of Internet commerce in particular, will continue to expand rapidly for the foreseeable future both in the United States and abroad. A recent report by the University of Texas' Center for Research in Electronic Commerce estimated that the Internet economy generated approximately $300 billion in U.S. revenue and was responsible for 1.2 million jobs in 1998. A recent study by the Organization for Economic Cooperation and Development predicted that worldwide Internet commerce will grow to $1 trillion by 2005. In addition, billion dollar markets are emerging on the Internet for many different industry sectors. The following graphs illustrate our growth projections for various domestic Internet markets:

                  EXPECTED GROWTH OF DOMESTIC INTERNET MARKETS

                             SELECTED INTERNET                                            INDIVIDUAL ONLINE
                             COMMERCE MARKETS                                              INVESTING MARKET

                    [Select Internet Commerce Markets Graph]

Source: Jupiter Communications

  The Need for Timely, Unbiased and Affordable Advice

     The rapid growth of Internet commerce and the related increase of innovative products, services and technologies have made it very difficult for companies to keep pace with technological changes, to compete against new types of companies and to generate research internally. Over the past few years, numerous companies have been formed which focus solely on the delivery of Internet access and online services, Internet commerce solutions and selling products and services directly over the Internet. The emergence of these Internet companies and the competitive challenges they pose have forced many traditional companies, including financial services, telecommunications, media, retail and consumer products companies, to make significant investments in developing Internet-related businesses, services and strategies. In a recent Jupiter survey of 27 executives responsible for their companies' Web initiatives, 55% indicated that their Web development budgets increased by more than 75% for 1999 and 36% indicated that their budgets increased by more than 200% for 1999. Companies today are spending between $500,000 for entry level marketing and branding Web sites to $50 million or more for the most sophisticated Internet commerce sites. In addition, many companies with no prior experience with Internet commerce and Internet technology are increasingly attempting to understand the rapid technological changes and to evaluate what steps they should take to promote their businesses and compete effectively.

     There is tremendous uncertainty and anxiety among all of these types of companies as to the future growth of Internet commerce and how it will affect day-to-day decision-making and business development efforts. This uncertainty and anxiety is not limited to technology personnel but is increasingly shared by marketing and sales personnel, business development staff, senior executives and boards of directors. Many companies do not have the technological knowledge or the financial resources or personnel to research these issues and developments internally. In addition, the abundance of conflicting information and predictions regarding the growth of the Internet and the future marketplace are very difficult for even experienced executives to decipher. Consequently, demand is growing for timely and credible advice to assist companies in identifying revenue models and success criteria, analyzing consumer adoption trends and activity, developing effective sales and marketing operations, assessing market trends and analyzing the competitive landscape and industry outlook. We expect that demand for timely and credible advice will increase as use of the Internet impacts new industries and expands into other geographic areas.

THE JUPITER SOLUTION

     We address the growing demand around the world for advisory research and analysis on Internet commerce. All of our research is designed to help senior executives at large and small companies in a wide range of industries make difficult, complex and informed business decisions in the rapidly changing Internet economy. Our research identifies revenue models and success criteria; defines competitive landscapes; analyzes consumer demand for specific products or Web sites; provides industry forecasts, markets projections and trend analyses; and assesses the value of strategic partnerships and/or acquisitions. Our Strategic Planning Services are provided on a subscription basis and structured as a continuing information service for senior executives focused on marketing, advertising, media and retail related to Internet commerce.

     Our solution provides the following key advantages:

     - OUR RESEARCH ENABLES SENIOR EXECUTIVES TO MAKE DIFFICULT AND COMPLEX BUSINESS DECISIONS. Our research products and services enable companies to understand the rapid changes related to the growth of Internet commerce and to evaluate the steps they should take to promote their businesses and compete effectively. Our primary goal is to provide clients with prescriptive advice and practical business solutions. We support our research and analysis with extensive proprietary data, including market forecasts, executive surveys and surveys of Internet users and households. Our clients also have access to our research analysts to address specific business concerns, which enables them to make more informed business decisions and allows us to better understand and respond to their changing needs. We believe this interaction also allows us to sustain a high client retention rate and identify new research needs among our clients.

     - WE FOCUS SOLELY ON THE RAPIDLY EVOLVING INTERNET ECONOMY. We have positioned our company as the definitive proprietary resource for all Internet development efforts. Unlike many of our competitors which focus on information technology research, our research addresses the business and marketing strategies of companies grappling with Internet commerce. We typically cover the impact of new technology on traditional business models, the rate of return-on-investment and projections of consumer spending, not vendor selection or cost of implementation alone. As a result, our prospects and clients are more likely to include chief executive officers and other senior executives, including sales, marketing, business development, operations and strategic planning executives.

     - OUR RESEARCH ANALYSTS ARE EXPERTS ON INTERNET COMMERCE. Our analysts have years of relevant experience and are recruited from a variety of different industries, including management consulting and research firms, financial services, publishing, entertainment and advertising. Our analysts are frequently quoted in articles on the Internet and Internet commerce that appear in major newspapers, magazines and industry periodicals. In addition, our analysts are asked to speak at hundreds of non-Jupiter industry and corporate events. Because of their expertise, our analysts also have unique personal access to the leading decision makers in the Internet economy. We believe that the experience and prominence of our analysts allow us to provide original and prescriptive research which is unavailable elsewhere.

     - WE SUPPLEMENT OUR CORE PRACTICES WITH SPECIALIZED MARKET MODULES. We supplement our seven core practices, which offer broad prescriptive advice relevant to all online ventures, with eleven market modules that target specific industries or geographic areas. By addressing market forecasts, competitive landscapes and business practices relating to specific industries and geographic areas, we are able to offer specialized insights to guide senior executives in their daily decision making. We believe that we are the only company that provides this type of comprehensive research coverage.

     - WE PROVIDE DESKTOP ACCESS TO JUPITER RESEARCH THROUGH OUR WEB SITE. Our Web site is an interactive platform that enables clients to access our products and services in a customized, easy-to-use manner. Our Web site allows users to search through our research and data libraries, send e-mails to client service representatives, access special content packages and register for conferences. In addition, our Web site offers analyst presentations and audio archives of analyst conference calls addressing the research reports that we publish.

OUR STRATEGY

     Our objective is to be the premier global research company focusing on Internet commerce. Key elements of our business strategy include the following:

     - STAYING AT THE FOREFRONT OF RESEARCH INNOVATION. We intend to continuously update, expand and refine our practices, market modules and data research capabilities to anticipate and meet the changing needs of business executives. We expect to add one practice and four market modules by the end of 1999, significantly expanding our research coverage. We also expect to continue to increase the number of our analysts and other research professionals.

     - INCREASING OUR CLIENT BASE IN THE UNITED STATES AND ABROAD. We are committed to expanding our client base in the United States and abroad even further by expanding our research products and services, increasing our sales and marketing initiatives and personnel and focusing on client service. We intend to hire additional sales representatives who will be located in the targeted sales regions, as well as additional strategic account managers who specifically focus on sales to multinational companies. We also expect that the rapid changes in the Internet markets and our increased international focus will enable us to attract additional clients from new industries and geographic areas.

     - INCREASING THE LEVEL OF SALES TO EXISTING CLIENTS. We are committed to increasing the total sales to our existing clients, as well as increasing the renewal rates for our SPS contracts. As Internet commerce continues to expand around the world, we expect that our existing clients will continue to need our research and advice and that they will purchase more of our research products. In addition, we intend to actively market all of our new practices and market modules to the executives already purchasing our products and services and to other executives at our current clients.

     - PURSUING INTERNATIONAL OPPORTUNITIES. The growth of Internet commerce in foreign countries will present numerous opportunities for us to expand our international operations. We intend to add market modules and conferences that focus on specific geographic markets. We also expect to expand our London office which focuses on the European market, and we may open additional offices in foreign cities. We expect to enter into additional international distribution deals and strategic partnerships, and we will consider acquisitions of research firms to extend our international presence and research coverage.

     - CONTINUING TO STRENGTHEN THE JUPITER BRAND. While we believe we have developed a strong brand name, we intend to engage in extensive public relations and marketing efforts to promote our business in the United States and abroad. These efforts will include an advertising campaign, continued enhancements to our Web site and an increase in the number of marketing events we sponsor for potential clients. We will also focus on expanding our press coverage and the exposure of our research analysts on television and at industry events.

     - INCREASING THE NUMBER OF CONFERENCES THAT WE PRODUCE. We expect to expand the number of conferences that we produce, as well as update and refine our topics as the marketplace changes. We are currently exploring adding four additional conferences in the United States and abroad in 2000, including new events and regional versions of existing conferences. Our conferences offer excellent opportunities to showcase our research to potential clients, increase the public profile of our analysts, generate favorable press and otherwise promote the Jupiter brand.

     - ENHANCING OUR WEB DELIVERY PLATFORM. We plan to continually upgrade our Web site to enable users to more easily access data, increase interactivity and enhance customization of delivery. In the fourth quarter of 1999, we plan to upgrade our Web site on a new platform which will enable clients to create more personalized views of their content and to search across all services more effectively. Our enhanced Web site will allow us to more effectively target specific research to clients, measure demand for our research and improve our customer service capabilities.

STRATEGIC PLANNING SERVICES

     Strategic Planning Services provides our clients with a wide range of proprietary research, data and advisory analysis and is structured as a continuous information service. We have designed our SPS research to enable companies to make intelligent business decisions about Internet commerce and consumer use of the Internet and related technologies. The core components of our Strategic Planning Services are seven practices, which focus on issues vital to all online ventures, and eleven market modules, which focus on discrete industries and geographic areas. SPS contracts are renewable on an annual basis. We also recently introduced our MindShare Senior Executive Program which is targeted at chief executive officers and other senior executives. MindShare is structured to combine forward-looking, broad strategic advice with focused strategy sessions with our analysts. These research products and services identify revenue models and success criteria, analyze consumer adoption trends and provide advice, forecasts and industry trends for senior executives focused on technology, content, advertising, entertainment and merchandising related to Internet commerce.

     A key component of our Strategic Planning Services is access to our research analysts for discussions and questions related to their published reports. Our clients typically seek advice or have questions regarding new business or marketing initiatives, best practices, new opportunities or competitive threats, market forecasts and/or the value of mergers and strategic partnerships. Clients submit inquiries to our dedicated client inquiry staff via telephone, e-mail or our Web site. The client inquiry staff, which consists of trained research professionals who are familiar with all of our products and services, coordinates the responses and actively manages access to the analysts.

     The size of our SPS contracts varies depending on the number of practices and market modules that are purchased and the number and type of users at the client company. Certain users have interactive access to our research and analysts and receive hard copies of our research reports while other users only have the ability to read research reports by accessing our Web site. Each Strategic Planning Services contract includes at least one practice and passes to our conferences. Additional practices, market modules and conference passes can be added at a graduated cost. Participation in our MindShare program is purchased separately for an annual fee.

     We have successfully expanded the number of clients for our Strategic Planning Services, retained these clients when their contracts expire and increased the level of sales to our clients. The number of SPS contracts has increased from 145 on December 31, 1997, to 421 on December 31, 1998 and to 514 on March 31, 1999. In addition, 71% of the contracts that expired during the 12
months prior to March 31,1999 were renewed. Approximately      % of the
contracts that were renewed in the first six months of 1999 were for a larger dollar amount. Furthermore, the average size of our contracts with clients has increased as well. Our average contract value was approximately $17,300 on December 31, 1997, approximately $27,700 on December 31, 1998 and approximately $29,500 on March 31, 1999. For our fifty largest clients, the average contract
value as of June 30, 1999 was $          .

  Practices

     Our practices focus on broad issues, strategies and challenges facing all companies engaged in Internet commerce. The following is a description of the seven practices in our SPS program and a sampling of recent reports published by each practice:

--------------------------------------------------------------------------------------------
                  PRACTICE                                     RECENT REPORTS
--------------------------------------------------------------------------------------------
  DIGITAL COMMERCE STRATEGIES: Generating       - Determining the Value of Portal Tenancies
  Consumer Transactions. Analyzes the           - Auctions: From Bidding to Billing
  business models of transaction-based sites    - Minipayments: Implementing Transactions
  and services, as well as their supporting     for Small Purchases
  technologies. Focusing on the impact that
  interactivity will have on consumer
  transactions, this practice provides
  actionable advice concerning consumer
  marketing, cost/revenue expectations and
  competitive positioning.
--------------------------------------------------------------------------------------------
  CONSUMER CONTENT STRATEGIES: Programming      - Online Distribution: Partnering with the
  and Distributing Online Media. Analyzes       AOL Behemoth
  the integration of content, navigation,       - Online Events: Exploiting Marquee Value
  communications, community and utility         for Audience Acquisition
  features for maximum audience acquisition     - Navigation: Creating an Intuitive
  and retention. Analysts delve into            Interface
  programming and distribution strategies,
  with a special focus on the transition of
  traditional assets, e.g., text, audio,
  video and commodity data, into the
  interactive space.
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                  PRACTICE                                     RECENT REPORTS
--------------------------------------------------------------------------------------------
  ONLINE ADVERTISING STRATEGIES: Buying and     - Emerging Ad Platforms: Anticipating the
  Selling Interactive Media. Provides             Next Generation of Advertising
  analysis of both the business and practice    - Mining the Clickstream for Competitive
  of interactive advertising. Analysts            Advantage
  deliver insight and advice that help          - Agency Relationships: Developing Cost-
  advertisers maximize return on investment       Effective Compensation
  from their online efforts, publishers
  generate ad revenues and technology
  vendors and service providers best
  position themselves to prospective
  clients.
--------------------------------------------------------------------------------------------
  SITE OPERATION STRATEGIES: Managing the       - Customer Support: Metrics for Cost and
  New Media Enterprise. Analyzes the              Performance
  planning, development and management          - Testing Tools and Methodologies for a
  problems that plague all organizations          Failure-Proof Site
  running online businesses. The practice       - Site Hosting: Evaluating Outsourcing
  provides cost metrics, vendor evaluation        Options
  models, management strategies, best
  practices and case studies. This research
  is designed to help business managers
  understand how technology and operations
  affect the bottom line and solve the
  problems that they face today.
--------------------------------------------------------------------------------------------
  WEB TECHNOLOGY STRATEGIES: Positioning for    - The Net-Enabled PC: Evolving Features,
  Advanced Digital Platforms. Examines            Emerging Business Opportunities
  consumer adoption of new technologies and     - Browser Evolution: Developing Sites for
  the advent of new development                 the Post-Browser-War World
  architectures that directly impact the        - Web Media: Serving Sizzle in the Bandwidth
  consumer experience. Offering practical         Drizzle
  advice about where executives should focus
  their investment dollars, this practice
  features examples of how sites are
  developing applications to leverage the
  emergence of advanced technologies and
  predicts which vendors stand to win the
  standards and licensing wars.
--------------------------------------------------------------------------------------------
  BANDWIDTH & ACCESS STRATEGIES: Leveraging     - Bandwidth: Consumer Access Implications of
  Internet Communications Evolution.              the Fight for Fiber
  Analyzes the dynamics of the consumer         - ISP Partnerships: Driving Value Through
  market for enhanced, broadband                  Web-Based Services
  communications, specifically as it is         - Unified Messaging: Reducing Complexity to
  impacted by the emergence of the Internet.      Generate Mass-Market Demand
  This practice also provides essential
  advice for a range of online initiatives
  affected by the evolving communications
  landscape, as well as for traditional
  telecommunications providers, vendors and
  application developers.
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                  PRACTICE                                     RECENT REPORTS
--------------------------------------------------------------------------------------------
  EUROPEAN INTERNET STRATEGIES: Competing       - Personalization: Confronting European
  for Emerging Online Markets. Advises new      Privacy Challenges
  media players on responding to consumer       - Digital Television: Preparing for the
  interest in the Internet in Europe. Based     Internet's Sister Medium
  in London, our analysts provide               - The Euro: Meeting the Challenges of a
  perspectives on in-country and European         Unified Currency
  developments, from the implications of
  set-top devices and emerging broadband
  solutions to the potential for advertising
  revenue and commerce transactions.
--------------------------------------------------------------------------------------------

     We continually evaluate the market demand for additional practices and expect to add one more practice by the end of 1999. We seek out and receive input from our research analysts, the sales representatives that are in constant contact with existing and potential clients and our marketing staff as to the demand for certain research and our ability to provide coverage. We also examine a variety of empirical data, including breadth of applicability, uniqueness of the offering, competitive value and ease of communication.

     The SPS program is designed to provide business executives with the most up-to-date research and analysis. We provide written reports on a regular basis as well as ongoing access to our research analysts in order to answer specific questions or clarify information relating to the practice topic. Specifically, clients in any of the seven practices receive the following:

     - Monthly Analyst Reports. Each monthly report examines a different industry, trend, product segment or business model relating to the specific practice.

     - Analyst Access. Clients have access to Jupiter's research analysts for discussion, debate and additional advice. This service is available by phone or e-mail.

     - Weekly Analyst Notes. Each week, clients receive a one-page briefing that analyzes topical issues related to the practice.

     - Digital Access. Clients have password-only access to current research and a fully-searchable archive, which includes research, company profiles and slides from analyst presentations. Digital access to our Web site also includes a weekly "JupMail" e-mail that updates clients on recent research and upcoming events.

     - Monthly Teleconferences. Each month, the research analysts from each of the practices conduct a "JupTel" telephone conference call that outlines the key findings from a recent monthly analyst report.

     - Conference Passes. Clients are entitled to a specified number of passes to our conferences.

  MARKET MODULES

     In mid-1998, we began selling market modules which are designed to help executives understand how the Internet is transforming the competitive landscape and business practices in specific industries or geographic areas. As with our practices, we provide subscribers with both written reports and access to our research analysts for inquiries and insights. Specifically, subscribers to any of the eleven market modules receive two semi-annual research reports, a two-page monthly analyst note, access to our research analysts and digital access to our Web site. The semi-annual research reports provide both an overview of the key trends and business developments as well as comprehensive reference materials, market forecasts, identification of key competitors and information relating to strategic partnerships and acquisitions. The monthly note highlights recent key trends or developments in the industry or country.

     Our market modules provide us with an excellent opportunity to market our research to new clients and industries, as well as the ability to market new products to our existing clients. The following is a list of the eleven market modules in our SPS program, eight of which relate to specific industries and three of which relate to specific geographic areas:

             INDUSTRIES                          GEOGRAPHIC AREAS
             ----------                          ----------------
           Consumer Goods                             France
         Financial Services                           Germany
               Health                             United Kingdom
                Music
              Shopping
             Television
               Travel
             Classifieds

     As other industries and countries are affected by the growth of the Internet, we anticipate expanding the number of our market modules which focus on industries and geographic areas. Specifically, we expect to add four additional geographic market modules by the end of 1999. As with our practices, we examine on an ongoing basis the demand for new market modules.

  MINDSHARE SENIOR EXECUTIVE PROGRAM

     In February 1999, we launched our MindShare Senior Executive Program, which is specifically targeted at chief executive officers and other senior executives across all industries. This program combines forward-looking, broad strategic advice with focused strategy sessions with our analysts. MindShare is designed to enable these executives to better position and focus their companies, prioritize business development opportunities, assess long-term competitive threats and successfully integrate new technologies with Internet commerce.

     The cornerstone of our MindShare program is two half-day strategy sessions with two research analysts per session at a location selected by the client. Our MindShare clients also receive written reports that contain extensive forward-looking research related to trends, changes and developments in the Internet commerce marketplace. These quarterly reports are supplemented by monthly briefings that focus on topical issues and major industry developments. Furthermore, MindShare clients are invited to participate in our annual executive forum, which is an invitation-only event targeted at a select group of senior executive officers and technology leaders.

     In addition to providing significant value for our clients, MindShare helps us to establish strong relationships with top executives at client companies. We expect MindShare to enable us to bolster retention rates for SPS and to strengthen our relationships with clients. We expect that the number of MindShare clients will increase as we continue to expand the marketing of this program and as the value of the products and services becomes more widely known.

JUPITER CONFERENCES

     We produce a wide range of conferences which provide comprehensive coverage of issues relating to Internet commerce. These conferences offer senior executives the opportunity to hear first-hand the insights of our analysts and the leading decision makers in the Internet and technology industries. Our events, which typically run for two to three days, provide an excellent opportunity to showcase our research to current and potential clients, increase the public profile of our research analysts, generate favorable press and otherwise promote the Jupiter brand. Since over 75% of the attendees at our conferences are not SPS clients, these events provide a unique opportunity to promote our research products and services to potential customers. As a result, our marketing staff and sales representatives attend each of our events and conduct continuous promotional and direct sales efforts targeted at potential clients. We believe that our events and the sales and marketing efforts at these events have resulted in numerous SPS contracts.

     Our conferences, located in the United States and in Europe, are notable for the senior level of attendees from all sectors of the online and media industries. We have scheduled ten conferences for calendar year 1999, six of which are large events and four of which are small events. Paid attendance at our large events typically ranges from 800-1,200 participants, while paid attendance at our small events typically ranges from 400-600 participants. We also solicit sponsors and exhibitors for each of our events. We typically have approximately 50-75 sponsors and exhibitors at our large events and 25 sponsors and exhibitors at our small events.

     We have successfully increased attendance at our various conferences over the past few years. For example, paid attendance at our six conferences held through July 1999 is 3,930, 45% above total paid attendance for all nine of our conferences held in 1998. In addition, paid attendance at the five conferences held so far in 1999 that were also held in 1998 has increased by 104%.

     The following is a list of the ten events scheduled for 1999, nine of which are located in the United States and one of which will take place in London, and the year the conference was first held:

---------------------------------------------------------------------------------
                         CONFERENCE                             YEAR FIRST HELD
---------------------------------------------------------------------------------
  JUPITER CONSUMER ONLINE FORUM: Internet Strategies for
     Mainstream Media                                                1994
---------------------------------------------------------------------------------
  DIGITAL KIDS: Marketing to the Post-Modern Kid                     1995
---------------------------------------------------------------------------------
  JUPITER CONSUMER ONLINE FORUM--EUROPE: The European
     Internet Economy                                                1995
---------------------------------------------------------------------------------
  PLUG.IN: The Jupiter Music Forum                                   1996
---------------------------------------------------------------------------------
  JUPITER ONLINE ADVERTISING FORUM: Online in the Media Mix          1996
---------------------------------------------------------------------------------
  @TRAVEL: Strategies for Destination-Based Commerce                 1997
---------------------------------------------------------------------------------
  JUPITER SHOPPING FORUM: Reinventing Retail                         1998
---------------------------------------------------------------------------------
  JUPITER FINANCIAL SERVICES FORUM: Portals for Consumer
     Finance                                                         1998
---------------------------------------------------------------------------------
  MINDSHARE: The Jupiter Executive Forum                             1999
---------------------------------------------------------------------------------
  JUPITER ENTERTAINMENT FORUM: Hollywood and the Internet            1999
---------------------------------------------------------------------------------

     As Internet commerce continues to grow, we anticipate that we will expand the number of events that we produce as well as attract higher attendance at our conferences. We also expect to devote more resources to promoting events outside the United States or events with more of an international focus. Specifically, in addition to the ten conferences described above, we plan to produce four additional events during calendar year 2000, including conferences on health care, European shopping and Latin America.

PUBLISHING AND CUSTOM RESEARCH

     We also provide other research products and services to clients, including book-length research reports and customized research.

     We annually publish approximately fifteen book-length research studies that are available for purchase through direct mail or on our Web site. Sales of these studies are an important way to expose new companies and executives to our research.

     We also perform customized, client-focused research projects relating to Internet commerce on a limited basis. These projects allow our clients to take advantage of the knowledge and experience of our research analysts and to develop structured, detailed responses to specific issues relevant to their business. Custom studies often form the basis to explore a new practice or market module and, like our book-length studies, are an effective way to expose new companies and executives to our research products and services.

CLIENTS

     Our client base has rapidly expanded since we launched SPS. In addition, our client base has diversified from primarily technology and media companies to include large and small companies in the Internet, media, telecommunications, technology, financial services, consumer products, retail, travel and professional services industries. Many of our clients have limited experience with Internet commerce or operating an online business. The users of our research products and services at our client companies hold diverse positions, demonstrating the importance of Internet commerce to a company's overall strategy and development. In addition to chief executive officers and presidents, our users include marketing, business development, operations, strategic planning and information technology executives.

     As of June 30, 1999, our clients included 78 of the Fortune 1000 companies, 22 of the AdWeek Top 100 Megabrands, 10 of the Fortune 50 commercial banks and 29 of Media Metrix's top 50 Web properties. Approximately 88% of these customers are headquartered in the United States and the remainder are located primarily in Europe. We expect that our client base will continue to expand as we introduce new practices and market modules and increase our sales and marketing initiatives. We also believe there is significant opportunity to increase our penetration of large corporate clients. In addition, we expect the number of our international clients to increase significantly as the use of the Internet grows in other parts of the world and as we introduce additional products and services targeted to international markets.

     To date, none of our clients have accounted for more than 2% of the total annual revenues generated from SPS.

     As of March 31, 1999, we had 514 contracts for our Strategic Planning Services. The following is a representative listing of our clients:

                                                                          PROFESSIONAL
 CONSUMER BRANDS   FINANCIAL SERVICES     INTERNET           MEDIA          SERVICES
 ---------------   ------------------     --------           -----        ------------
Heineken           American Express    America Online   BBC              Agency.com
Hickory Farms      Bank of America     CNET             CBS              Broadvision
Johnson & Johnson  Charles Schwab      Inktomi          Grolier          DoubleClick
Levi Strauss       Intuit              Netcentives      News Corp.       iXL Enterprises
Unilever           The Hartford        Sportsline USA   NFL Enterprises  Sapient
                   Visa                Yahoo!           Oxygen Media     Vantive
                                                        Time Warner

     RETAIL             TECHNOLOGY             TELECOM                TRAVEL
     ------             ----------             -------                ------
  Amazon.com         Apple Computer        AT&T                  American Airlines
  Cybershop          Dell                  BellSouth             Flightbookers
  eToys              Hewlett-Packard       British Telecom       Hyatt Hotels
  SkyMall            IBM                   France Telecom        Starwood Hotels
  Staples            Intel                 TCI                   Swiss Air
  Toys "R" Us        Sun Microsystems      Telefonica
  Value America

RESEARCH METHODOLOGY

     Our research methodology enables us to deliver compelling, data-driven and timely analysis across all seven practices and eleven market modules. Our research products and services are generated by a growing team of research professionals, including research analysts, an independent data research group and a dedicated staff to handle client inquiries. These research professionals are supported by in-house primary research tools and proprietary databases. In addition, we have implemented a rigorous editorial and review process to ensure that every report is accurate, well-written and useful to our clients.

     As of June 30, 1999, we employed a total of 74 research professionals, including 38 analysts. The knowledge and experience of our research professionals, particularly our analysts, are the crucial elements in our ability to provide high-quality, timely and original research. Our analysts have extensive industry experience and varied backgrounds. We recruit them from a number of different industries, including management consulting and research firms, financial services, publishing, entertainment and advertising. We believe that the diverse backgrounds and experiences of our analysts allow us to provide original and prescriptive research and analysis which frequently challenges the conventional wisdom and viewpoints promoted by others. We expect to significantly expand the number of our research analysts as we grow the business and increase the number of practices and market modules.

     The reports published by our analysts are supplemented with primary research, data gathering, interviews and surveys of high-level industry executives. To assist our analysts and their research activities, we have a dedicated data research group that conducts discrete research and survey projects, develops and maintains a series of econometric forecast models and works with the analysts to provide a statistical foundation for their findings.

     Our analysts and our data research group have access to significant proprietary data, including the following:

     - HOUSEHOLD SURVEYS. Twice a year, we field a broad benchmarking survey of a large representative sample of United States households, including those that are not yet online. Data from these consumer surveys are incorporated into the body of our proprietary research products.

     - ONLINE USER SURVEYS. Each month, we conduct focused, in-depth surveys of thousands of online consumers. As with the household surveys described above, the data from these surveys are incorporated into the body of our proprietary research products.

     - MARKET FORECASTS. Our analysts forecast the future of various online markets to help guide clients' strategies and investments. Complementing our qualitative predictions, these forecasts measure the expected growth of many industry indicators and market sectors.

     - EXECUTIVE SURVEYS. We conduct phone and written surveys with top industry executives to understand their strategies, attitudes and intentions. These data provide our research analysts with systematic and comprehensive insight into those leaders whose actions shape the online marketplace.

     We design the large-scale household and online user surveys described above which are conducted through our arrangement with NFO Worldwide, one of the largest worldwide research organizations.

     While NFO maintains the panels, all of the questions and surveys that we prepare and provide NFO, as well as all of the findings and results from these survey panels, remain our proprietary data.

     All of our research products are subject to a stringent editorial and review process to ensure the highest quality. We maintain consistency among the formats of our research reports across the practices and market modules so as to ensure clarity and readability by all of our clients. Each research topic is first subject to a series of discussions and meetings to define the scope of the topic, assess the relevance and importance of the research and highlight key themes and questions. Prior to publication, each research report is subject to ongoing review and comment from other analysts and research management.

SALES AND MARKETING

     We sell and market our research products and services primarily through our direct sales force, which was comprised of 40 sales representatives as of June 30, 1999. This represents an increase from four sales representatives at the end of 1997 and 21 sales representatives at the end of 1998. As with our research analysts, our sales representatives have diverse backgrounds and experience in a number of different industries. In addition, we have been very successful at retaining our sales representatives. Of the 36 sales representatives hired between January 1, 1998 and June 30, 1999, 35 are still employed with us.

     Our sales representatives currently consist of strategic account managers, who are each responsible for 20 to 30 multinational companies, and geographic account managers, who are each responsible for specific territories. Our strategic account managers are focused on selling a broad array of products and services across a global enterprise. Unlike many of our direct and indirect competitors, we try, to the extent possible, to locate our sales representatives in the geographic territories that they cover. Specifically, as of June 30, 1999, 34 of our 40 sales representatives were located in the territories that they cover. We believe that this allows us to develop stronger relationships with our current and potential clients and to better understand the changing needs of our clients. We have implemented a training program for all of our new sales representatives and believe that this program has been effective in enabling our sales representatives to quickly and effectively solicit new clients. Sales representatives receive a base salary and are eligible for commissions based on new business and renewals.

     We expect to significantly increase the number of our sales representatives as we grow the business and increase our international operations. In addition to our sales representatives, we use independent sales distributors to sell our products and services in Australia and Israel. We are currently exploring similar distribution arrangements in other countries and may enter into additional agreements of this nature in the future.

     We have developed a number of strategies and programs to build awareness of the Jupiter name and to position the company as the definitive research resource for Internet commerce. We employ an active press relations team, which responds to hundreds of press inquiries on a weekly basis, and an in-house promotions/advertising staff, which is responsible for developing sales literature and direct mail campaigns and managing our advertising efforts. Our analysts are frequently quoted in articles on the Internet and e-commerce that appear in major newspapers, magazines and industry periodicals. In addition, we actively encourage our research analysts to speak at non-Jupiter industry and corporate events in order to enhance our reputation and promote our diverse products. For example, in the first six months of 1999, our research analysts appeared at approximately 80 non-Jupiter events, conferences and forums around the world, and we intend to increase this activity in the future. We estimate that our analysts addressed approximately 36,000 people at these functions. We also host numerous breakfast forums around the world which are targeted at potential customers and designed to enhance our visibility and reputation. During the first six months of 1999, we hosted a total of 38 forums which collectively had over 2,300 guests. We also devote significant resources to promoting our numerous research products and services to the thousands of individuals attending our conferences. Lastly, we use our Web site as a tool to market the Jupiter name and expose potential customers to our products.

COMPETITION

     We believe that the primary competitive factors determining success in our markets include the quality and timeliness of our research and analysis, our ability to offer products and services that meet the changing needs of our customers, the prices we charge for our various research products and general economic conditions. We believe that we compete favorably with respect to each of these factors. In addition, we believe that we distinguish ourselves from our competitors as a result of the depth and breadth of our Strategic Planning Services, the extent to which we provide access to our research analysts, the quality of our research analysts and sales representatives and the primary research tools and proprietary databases that we have developed internally.

     Our principal current competitor is Forrester Research. Recently Gartner Group announced its intention to compete directly in providing research products related to Internet commerce. A number of other companies compete with us in providing research and analysis related to a specific industry or geographic area. In addition, our indirect competitors include information technology research firms, business consulting and accounting firms, electronic and print publishing companies and equity analysts employed by financial services companies. Some of these indirect competitors could choose to compete directly against us in the future.

     We expect competition to increase because of the business opportunities presented by the growth of Internet commerce around the world. Competition may also intensify as a result of industry consolidation, because the markets in which we operate face few substantial barriers to entry or because some of our competitors may provide additional or complementary services, such as consulting services. Our current and potential competitors include many companies that have substantially greater financial, information gathering and marketing resources than we have. This may allow them to devote greater resources than we can to the promotion of their brand and to the development and sale of their products and services. We cannot assure you that we will be able to compete successfully against current and future competitors.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     To protect our rights to our intellectual property, we rely on a combination of trademark and copyright law, trade secret protections and confidentiality agreements and other contractual arrangements with our employees and third parties. We have registered the Jupiter, Jupiter Communications and Internet Business Report marks in the United States, and we have pending trademark applications for certain other trademarks in the United States, including SPS. We also have pending trademark applications for the Jupiter and Jupiter Communications marks in certain foreign jurisdictions. We provide our proprietary research products to hundreds of different companies throughout the world, including some companies that compete with us in some manner. As a result, the protective steps we have taken may be inadequate to protect our intellectual property and to deter misappropriation of the original research and analysis that we develop. We also may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Moreover, effective trademark, copyright and trade secret protection may not be available in every country in which we offer our research products and services to the extent available in the United States.

     Our failure to adequately protect our intellectual property, either in the United States or abroad, could harm the Jupiter brand or our trademarks, devalue our proprietary research and analysis and affect our ability to compete effectively. Defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, which could harm our financial results.

     Furthermore, although we believe that our proprietary rights do not infringe on the intellectual property rights of others, other parties may assert claims against us that we have misappropriated a trade secret or infringed a patent, copyright, trademark or other proprietary right belonging to them. Any infringement or related claims, even if not meritorious, could be costly and time consuming to litigate, may distract management from other tasks of operating the business and may result in the loss of significant rights and the loss of our ability to operate our business.

EMPLOYEES

     As of June 30, 1999, we had 196 full-time employees, including 40 sales representatives and 74 research staff, of which 38 were analysts. Our compensation policy promotes employee ownership, and we believe that this policy contributes to the high retention rates of our research analysts and sales representatives. Specifically, as of June 30, 1999, approximately 93% of our employees, including all of our research analysts and sales representatives, owned options to purchase our securities.

     All of our research analysts and sales representatives, as well as all of our executive officers, have entered into agreements that prohibit them from being employed by a competitive company for a period of one year following their termination of employment with us. None of our employees are represented under collective bargaining agreements. We believe that our relations with our employees are good.

FACILITIES

     Our headquarters are located in a leased facility in New York, New York, consisting of approximately 27,700 square feet of office space. We also lease office space in London, England. We are in negotiations to lease additional office space in New York, New York and in San Francisco, California.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

                                   MANAGEMENT

OUR EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The executive officers, directors and key employees of Jupiter, and their ages and positions, are:

NAME                                        AGE                     POSITION
EXECUTIVE OFFICERS AND DIRECTORS:
Gene DeRose...............................  36     Chairman of the Board of Directors and
                                                   Chief Executive Officer
Kurt Abrahamson...........................  38     President, Chief Operating Officer and
                                                   Director
Jean Robinson.............................  43     Chief Financial Officer
Peter Storck..............................  39     Senior Vice President, Research
Ken Male..................................  34     Vice President, Global Sales
Phil Whitney..............................  35     Vice President, Marketing
Joy Cerequas..............................  34     Vice President, Conferences
Robert Kavner.............................  56     Director
KEY EMPLOYEES:
Ross Rubin................................  31     Vice President and Senior Analyst
Adam Schoenfeld...........................  35     Vice President and Senior Analyst
Nicole Vanderbilt.........................  25     Vice President and Senior Analyst
Tim DeBaun................................  43     Chief Information Officer
Phil Dwyer................................  43     Managing Director, Europe
Jack Foreman..............................  34     Vice President, Strategic Development

     GENE DEROSE has served as Chief Executive Officer of Jupiter since November 1996 and served as President of Jupiter from its inception to November 1996. He has served as Chairman of the Board of Directors of Jupiter Communications, Inc. since its formation in July 1999. Mr. DeRose is a board member of MOUSE, a nonprofit organization that provides volunteer technical manpower to New York City's public schools, and also serves on the Advisory Board of the Markle Foundation's E-mail For All campaign, an initiative that encourages the use of new communications technologies for socially beneficial purposes. Mr. DeRose received his B.A. from the University of Virginia. Mr. DeRose is the son-in-law of Robert Kavner.

     KURT ABRAHAMSON has served as President and Chief Operating Officer of Jupiter since its inception. He has served as a Director of Jupiter Communications, Inc. since its formation in July 1999. Prior to joining Jupiter, Mr. Abrahamson served as Principal Analyst for the Harvey M. Rose Corporation, a management consulting firm. Mr. Abrahamson received a B.A. from Cornell University and an M.A. from the John F. Kennedy School of Government at Harvard University.

     JEAN ROBINSON has served as Chief Financial Officer of Jupiter since March 1999. From January 1983 to January 1999, Ms. Robinson held various corporate finance positions at J.P. Morgan & Co. Incorporated, including Vice President, Equity Capital Markets from June 1993 to January 1999. Ms. Robinson received her B.A. from Smith College and an M.B.A. from Columbia University.

     PETER STORCK has served as Senior Vice President, Research of Jupiter since November 1998. From June 1998 to November 1998, Mr. Storck served as Vice President, Research of Jupiter. From July 1996 to June 1998, he served as Jupiter's Director, Online Advertising Strategies. From July 1995 to July 1996, Mr. Storck served as a consultant to Jupiter. From January 1989 to July 1995, Mr. Storck was a novelist, a writing instructor at Columbia University and a compensation specialist at Guy Carpenter & Co., Inc., a reinsurance intermediary. Prior to that, he served as a political advisor to various campaigns and officials. Mr. Storck received his B.S. from Cornell University and an M.F.A. from Columbia University.

     KEN MALE has served as Vice President, Global Sales of Jupiter since January 1998. From December 1995 to January 1998, he served as an Account Manager for Giga Information Group, Inc., an information technology research firm, and developed that company's equities research product. From June 1995 to December 1995, Mr. Male was involved in the formation and launch of Giga Information Group, Inc. Prior to June 1995, Mr. Male was a private consultant and held various account manager positions at Gartner Group, Inc., Digital Equipment Corporation and EMC Corporation. Mr. Male received his B.S. from Boston College.

     PHIL WHITNEY has served as Vice President, Marketing of Jupiter since December 1998. From April 1997 to December 1998 he served as Vice President, Consumer Marketing at Money Magazine, a division of Time, Inc. From May 1992 to April 1997, Mr. Whitney held various marketing positions at Money Magazine. Prior to 1992, he held a number of circulation and consulting positions at Audubon Magazine and Robert Cohen Associates, a publishing management and consulting firm. Mr. Whitney received his B.A. from Tufts University.

     JOY CEREQUAS has served as Vice President, Conferences of Jupiter since August 1998. From May 1994 to August 1998, she served as Group Show Director for SIGS Publications, Inc., a producer of magazines, books and conferences. Prior to working at SIGS Publications, Inc., Ms. Cerequas managed conferences and events for the International Trademark Association and Citicorp Investment Bank. Ms. Cerequas received B.S. degrees from both the S.I. Newhouse School of Public Communications and the School of Management of Syracuse University.

     ROBERT KAVNER has served as a director of Jupiter Communications, Inc. since its formation in July 1999. Since December 1998, Mr. Kavner has served as a General Partner of idealab!, an incubator for starting and growing Internet businesses. From September 1996 to December 1998, he was President and Chief Executive Officer of On Command Corporation, a supplier of entertainment and information services to the lodging industry. From June 1994 to September 1996, he was an independent venture capitalist. From May 1984 to June 1994, he held a number of senior level positions at AT&T Corporation, including CEO of the Multimedia Products and Services Group and President of the Data Systems Division. Prior to his work at AT&T, Mr. Kavner was a Partner at Coopers & Lybrand, L.L.P. and was Co-Chairman of the firm's information industry practice. Mr. Kavner serves on the Board of Directors of Fleet Financial Group, Inc., Earthlink Network, Inc., Ticketmaster Online Citysearch, Inc. and GoTo.Com, Inc. He received his B.S. from Adelphi University and attended the Advanced Management Program at Dartmouth University. Mr. Kavner is the father-in-law of Mr. DeRose.

     ROSS RUBIN has served as Vice President and Senior Analyst of Jupiter since April 1999. From November 1998 to April 1999, Mr. Rubin served as Senior Research Officer of Jupiter. From January 1998 to November 1998, he served as Jupiter's Group Director, Telecom and Technology, and from August 1996 to January 1998, he served as Jupiter's Group Director, Consumer Internet Technologies. From May 1996 to August 1996, Mr. Rubin was a Senior Analyst for Jupiter. From March 1994 to May 1996, Mr. Rubin served as a Technology Analyst for Salomon Brothers. From September 1991 to March 1994, he served as an Analyst for McKinsey & Company. Mr. Rubin received his B.S. from Cornell University.

     ADAM SCHOENFELD has served as Vice President and Senior Analyst of Jupiter since February 1995. From Jupiter's inception to February 1995, Mr. Schoenfeld served as a news director for Jupiter. Prior to joining Jupiter, he worked as a journalist for the Associated Press. Mr. Schoenfeld attended Cornell University.

     NICOLE VANDERBILT has served as Vice President and Senior Analyst of Jupiter since January 1999. From October 1996 to January 1999, she served as an analyst for Jupiter and later the Practice Director of Jupiter's Digital Commerce Strategies practice. From July 1995 to October 1996, she was an information technology consultant at Deloitte & Touche, L.L.P. Ms. Vanderbilt received her B.S. from Princeton University.

     TIM DEBAUN has served as Chief Information Officer of Jupiter since January 1999. From October 1993 to January 1999, Mr. DeBaun served as Vice President, Head of Global Telecommunications for D. E. Shaw & Co., L.P., a securities and investment firm. Mr. DeBaun received his B.A. from Marist College and did graduate work at both the School of Computer Science of Rutgers University and the School of Engineering of Columbia University.

     PHIL DWYER has served as Jupiter's Managing Director, European Internet Strategies since February 1998. From January 1994 to February 1998, he was a Publisher at Centaur Publications where he helped launch several publications, including New Media Age. Mr. Dwyer received his B.A. from London University and an M.A. from Brunel University.

     JACK FOREMAN has served as Vice President, Strategic Development of Jupiter since February 1998. From June 1992 to February 1998, Mr. Foreman held a number of positions at Gartner Group, Inc., including Financial Director, Vice President of Business Operations, Interactive Systems and Vice President of Business Products. Previously, he was a Senior Accountant at Price Waterhouse. Mr. Foreman received his B.S. from The Wharton School at the University of Pennsylvania and an M.B.A. from the University of Michigan.

COMPOSITION OF THE BOARD

     Upon the completion of this offering, we intend to file an amended and restated certificate of incorporation pursuant to which our board of directors will be divided into three classes, each of whose members will serve for a staggered three-year term. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. Our
board of directors has resolved that                will be a Class I Director
whose term expires at the 2000 annual meeting of stockholders, will be a Class II Director whose term expires at the 2001 annual meeting of
stockholders and                and                will be Class III Directors
whose terms expire at the 2002 annual meeting of stockholders. With respect to each class, a director's term will be subject to the election and disqualification of their successors, or their earlier death, resignation or removal.

BOARD COMMITTEES

     The Audit Committee of the board of directors will be established prior to the closing of this offering and will review, act on and report to the board of directors with respect to various auditing and accounting matters, including the recommendation of Jupiter's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of Jupiter's independent auditors and the accounting practices of Jupiter.

     The Compensation Committee of the board of directors will be established prior to the closing of this offering and will recommend, review and oversee the salaries, benefits and stock option plans for Jupiter's employees, consultants, directors and other individuals compensated by Jupiter. The Compensation Committee will also administer Jupiter's compensation plans.

DIRECTOR COMPENSATION

     Other than reimbursing directors for customary and reasonable expenses of attending board of directors or committee meetings, Jupiter does not currently compensate its directors. Under our 1999 Stock Incentive Plan, each individual who first joins the Jupiter board after the effective date of this offering as a non-employee board member will automatically receive a grant of an option on
that date to purchase           shares of common stock at the time of his or her
commencement of board service. In addition, on the date of each annual stockholders' meeting beginning in 2000, each non-employee member of the board of directors who is to continue to serve as a non-employee board member will
automatically be granted an option to purchase           shares of common stock.
Please see "--1999 Stock Incentive Plan."

EMPLOYMENT AGREEMENTS

     We have entered into an employment agreement with Gene DeRose, dated October 22, 1997. The initial term of this agreement expires on December 31, 1999, although Mr. DeRose has the option to renew the agreement for two successive one-year terms. The agreement provides for Mr. DeRose to receive an initial base salary of $165,000 and a bonus of $30,000 for the year ended December 31, 1997. For each year thereafter, Mr. DeRose's salary is to be increased within a specific range based on negotiations between Jupiter and Mr. DeRose. For each calendar year after 1997, Mr. DeRose's annual bonus is based on Jupiter's attainment of specified revenue targets. If Mr. DeRose's employment agreement is terminated by us for any reason other than for cause or if he voluntarily resigns under certain circumstances, he is entitled to receive 50% of the salary and bonus payments that would have been paid to him under his employment agreement had he continued working for us for a period of eighteen months following the date of termination.

     We have entered into an employment agreement with Kurt Abrahamson, dated October 22, 1997. The initial term of this agreement expires on December 31, 1999, although Mr. Abrahamson has the option to renew the agreement for two successive one-year terms. The agreement provides for Mr. Abrahamson to receive an initial base salary of $155,000 and a bonus of $30,000 for the year ended December 31, 1997. For each year thereafter, Mr. Abrahamson's salary is to be increased within a specific range based on negotiations between Jupiter and Mr. Abrahamson. For each calendar year after 1997, Mr. Abrahamson's annual bonus is based on Jupiter's attainment of specific revenue targets. If Mr. Abrahamson's employment agreement is terminated by us for any reason other than for cause or if he voluntarily resigns under certain circumstances, he is entitled to 50% of the salary and bonus payments that would have been paid to him under his employment agreement had he continued working for us for a period of eighteen months following the date of termination.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned for all services rendered to us in all capacities during 1998 by our Chief Executive Officer and the other three most highly compensated executive officers, other than our Chief Executive Officer, who earned more than $100,000 in 1998 and who were serving as executive officers at the end of 1998.

                           SUMMARY COMPENSATION TABLE

                                                                ANNUAL              LONG-TERM
                                                           COMPENSATION(1)     COMPENSATION AWARDS
                                                          ------------------    SHARES UNDERLYING
NAME AND PRINCIPAL POSITION                                SALARY     BONUS        OPTIONS (#)
Gene DeRose.............................................  $165,000   $50,000              --
  Chief Executive Officer
Kurt Abrahamson.........................................  $155,000   $50,000              --
  President and Chief Operating Officer
Peter Storck............................................  $116,750   $37,000          13,500
  Senior Vice President, Research
Ken Male................................................  $105,000   $96,000         100,000
  Vice President, Global Sales

------------------------------
(1) The column for "Other Annual Compensation" has been omitted because there is no compensation required to be reported in that column. The aggregate amount of perquisites and other personal benefits provided to each executive officer listed above is less than the lesser of $50,000 and 10% of his total annual salary and bonus.

OPTION GRANTS IN LAST YEAR

     The following table sets forth information concerning individual grants of options made during 1998 to each of our executive officers named in the Summary Compensation Table. In the year ended December 31, 1998, Jupiter Communications, LLC granted options to purchase 563,000 units, which will convert into options to purchase 563,000 shares of common stock following the merger with Jupiter Communications, Inc. We have never granted any stock appreciation rights.

                                             INDIVIDUAL GRANTS(1)                 POTENTIAL REALIZABLE VALUE AT
                               ------------------------------------------------   ASSUMED ANNUAL RATES OF STOCK
                                            % OF TOTAL                                 PRICE APPRECIATION
                               NUMBER OF     OPTIONS                                   FOR OPTION TERM(2)
                                 SHARES     GRANTED TO                            -----------------------------
                               UNDERLYING   EMPLOYEES    EXERCISE
                                OPTIONS     IN FISCAL    PRICE PER   EXPIRATION
NAME                            GRANTED        YEAR        SHARE        DATE         5%                 10%
Gene DeRose..................        --          --           --        --              --                  --
Kurt Abrahamson..............        --          --           --        --              --                  --
Peter Storck.................    13,500         2.4%       $1.75     06/01/05      $ 9,618            $ 22,413
Ken Male.....................   100,000        17.8         1.75     04/14/05       71,243             166,025

------------------------------

(1) Each option represents the right to purchase one share of common stock. The options shown in these columns, which were originally granted pursuant to Jupiter Communications, LLC's 1997 Option Plan, vest at a rate of 25% after one year from the date of grant and 6.25% each quarter thereafter.

(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. These amounts represent certain assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercise depend on the future performance of the common stock. The amounts reflected in the table may not necessarily be achieved.

AGGREGATED OPTION EXERCISES IN THE YEAR ENDED DECEMBER 31, 1998 AND YEAR-END OPTION VALUES

     The following table sets forth information concerning the number and value of unexercised options held by each of our executive officers named in the Summary Compensation Table at December 31, 1998. None of these executive officers exercised options during the year ended December 31, 1998. This table assumes the conversion of Jupiter Communications, LLC to a corporate form of organization as of December 31, 1998.

                                                        NUMBER OF SHARES
                                                     UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                     OPTIONS AT DECEMBER 31,        IN-THE-MONEY OPTIONS
                                                              1998                 AT DECEMBER 31, 1998(1)
                                                   ---------------------------   ---------------------------
NAME                                               EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
Gene DeRose......................................         --             --             --             --
Kurt Abrahamson..................................    166,992             --       $375,976             --
Peter Storck.....................................     22,742         32,258         56,855       $ 63,770
Ken Male.........................................         --        100,000             --        125,000

------------------------------

(1) There was no public trading market for our common stock as of December 31, 1998. Accordingly, the values of the unexercised in-the-money options have been calculated on the basis of the fair market value at December 31, 1998 of $3.00 per share, less the applicable exercise price, multiplied by the number of shares acquired on exercise.

1997 OPTION PLAN

     Jupiter Communications, LLC adopted the 1997 Option Plan in June 1997. A total of 2,750,000 units have been reserved for issuance under this plan. As of July 30, 1999, options to purchase a total of 2,483,981 units were outstanding. Upon the merger of Jupiter Communications, LLC with and into Jupiter Communications, Inc., the plan and each outstanding option will be assumed by Jupiter Communications, Inc. and no further options will be granted under this plan.

     Each option has a maximum term of seven years. The exercise price of each option must be paid in cash. In the event of an acquisition of Jupiter, each option may, at our discretion, be accelerated or assumed by the successor corporation.

1999 STOCK INCENTIVE PLAN

     The 1999 Stock Incentive Plan will be adopted by the board of directors and approved by our stockholders prior to the date of this offering. The 1999 Stock Incentive Plan will be administered by our compensation committee.

          shares of common stock have been authorized for issuance under the 1999 Stock Incentive Plan. However, in no event may one participant in the 1999 Stock Incentive Plan receive option grants or direct stock issuances for more
than      shares in the aggregate per calendar year.

     The 1999 Stock Incentive Plan will be divided into five separate programs:

     - the discretionary option grant program under which eligible individuals in the employ of Jupiter may be granted options to purchase shares of common stock at an exercise price determined by the plan administrator;

     - the stock issuance program under which eligible individuals may be issued shares of common stock directly, through the purchase of these shares at a price determined by the plan administrator or as a bonus tied to the performance of services;

     - the salary investment option grant program which may, at the plan administrator's discretion, be activated for one or more calendar years and, if so activated, will allow executive officers and other highly compensated employees the opportunity to use a portion of their base salary to acquire special below market stock option grants;

     - the automatic option grant program under which option grants will automatically be made at periodic intervals to eligible non-employee board members to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the grant date; and

     - the director fee option grant program under which non-employee board members may be given the opportunity to use a portion of any retainer fee otherwise payable to them in cash for the year to acquire special below market stock option grants.

     The 1999 Stock Incentive Plan will include the following features:

     - The exercise price for any options granted under the plan may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

     - The compensation committee will have the authority to cancel outstanding options under the discretionary option grant program in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of common stock on the new grant date.

     - Stock appreciation rights may be issued under the discretionary option grant program. Such rights will provide the holders with the election to surrender their outstanding options for an appreciation distribution from Jupiter equal to the fair market value of the vested shares of common stock subject to the surrendered option less the exercise price payable for those shares. Jupiter may make the payment in cash or in shares of common stock.

     The 1999 Stock Incentive Plan will include change in control provisions that may result in the accelerated vesting of outstanding option grants and stock issuances:

     - In the event that Jupiter is acquired by merger or asset sale or a board-approved sale of more than 50% of Jupiter stock by its stockholders, each outstanding option under the discretionary option grant program that is not assumed or continued by the successor corporation will immediately become exercisable for all the option shares, and all unvested shares will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation.

     - The plan administrator may grant options which vest immediately upon an acquisition of Jupiter or upon a hostile change of control or upon the individual's termination of service following an acquisition that results in a change in control.

     The board will be able to amend or modify the 1999 Stock Incentive Plan at any time, subject to any required stockholder approval. The 1999 Stock Incentive
Plan will terminate no later than             , 2009.

1999 EMPLOYEE STOCK PURCHASE PLAN

     The 1999 Employee Stock Purchase Plan will be adopted by the board of directors and approved by the stockholders prior to the date of this offering. The plan will become effective immediately upon the execution of the underwriting agreement for this offering. The plan is designed to allow eligible employees of Jupiter and its participating subsidiaries to purchase shares of our common stock, at semi-annual intervals, through their periodic payroll
deductions. A total of                shares of common stock may be issued under
the plan.

     The plan will have a series of successive offering periods, each with a maximum duration of 24 months. However, the initial offering period will begin on the day the underwriting agreement is executed in connection with this offering and will end on the last business day in October 2001. The next offering period will begin on the first business day in November 2001, and subsequent offering periods will be set by our compensation committee.

     A participant may contribute up to      % of his or her cash earnings
through payroll deductions and the accumulated payroll deductions will be applied to the purchase of shares on the participant's behalf on each semi-annual purchase date (the last business day in April and October of each year). The purchase price per share will be 85% of the lower of the fair market value of our common stock on the participant's entry date into the offering period or the fair market value on the semi-annual purchase date. The first purchase date will occur on the last business day in April 2000. In no event,
however, may any participant purchase more than                shares, nor may
all participants in the aggregate purchase more than                shares on
any one semi-annual purchase date. Should the fair market value of the common stock on any semi-annual purchase date be less than the fair market value on the first day of the offering period, then the current offering period will automatically end and a new offering period will begin, based on the lower fair market value.

     The board will be able to amend or modify the plan at any time. The plan will terminate no later than the last business day in October 2009.

                              CERTAIN TRANSACTIONS

INVESTMENT BY GARTNER GROUP

     In October 1997, Gartner Group purchased 1,318,359 units from Jupiter Communications, LLC for a total of $3.0 million. In connection with this investment, Gartner Group was granted various rights, including, among others, piggyback registration rights and the ability to appoint two of the five representatives on the board of members. In addition, Gartner Group was granted the right to approve a number of corporate actions taken by Jupiter Communications, LLC. Gartner Group has also purchased 2,710,144 units from other members of Jupiter Communications, LLC in a series of transactions.

     Upon the closing of this offering, all of the units owned by Gartner Group will be exchanged for shares of common stock of Jupiter Communications, Inc. In addition, except for piggyback registration rights and limited indemnification rights, all of the specific rights granted to Gartner Group in connection with its investment in the company will terminate upon the closing of this offering. Furthermore, for a period of one year following the closing of this offering, Gartner Group and its affiliates may not acquire, directly or indirectly, any additional common stock, if the acquisition would cause Gartner Group and its affiliates to own more than 32% of our common stock.

RELATIONSHIP WITH FLEET FINANCIAL GROUP, INC.

     Robert Kavner, one of our directors, is also a director of Fleet Financial Group, Inc. Two affiliates of Fleet Financial Group, Inc. have SPS contracts with us.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of the common stock as of July 30, 1999, and as adjusted to reflect the sale of the shares of common stock offered hereby, by each person or group of affiliated persons who is known by us to beneficially own 5% or more of our common stock, each director, each executive officer named in the Summary Compensation Table and all our directors and executive officers as a group. Unless otherwise indicated, the address of each beneficial owner listed below is c/o Jupiter Communications, Inc., 627 Broadway, New York, New York 10012.

     The following table gives effect to the shares of common stock issuable within 60 days of July 30, 1999 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned.

                                                                                PERCENTAGE OF SHARES
                                                                                 BENEFICIALLY OWNED
                                                            NUMBER OF SHARES    --------------------
                                                              BENEFICIALLY       BEFORE      AFTER
BENEFICIAL OWNER                                                 OWNED          OFFERING    OFFERING
Gartner Group, Inc.(1)....................................     4,028,503          36.7%           %
Gene DeRose...............................................     2,393,478          21.8
Kurt Abrahamson(2)........................................     1,171,713          10.5
Joshua Harris.............................................     1,070,595           9.7
Joshua A. Weinreich.......................................       971,221           8.8
Ernest Abrahamson.........................................       845,335           7.7
Robert Kavner.............................................       200,000           1.8
Peter Storck(3)...........................................        38,180             *
Ken Male(4)...............................................        37,500             *
All directors and executive officers as a group (8
  persons)................................................     3,845,871          34.2

------------------------------

 *  Less than 1%.

(1) The address of Gartner Group, Inc. is 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904.

(2) Includes 166,992 shares that are issuable upon the exercise of options.

(3) All of these shares are issuable upon the exercise of options. This number does not include 61,820 shares issuable upon the exercise of stock options that do not vest within 60 days of July 30, 1999.

(4) All of these shares are issuable upon the exercise of options. This number does not include 92,500 shares issuable upon the exercise of stock options that do not vest within 60 days of July 30, 1999.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The following description of our common stock and preferred stock and the relevant provisions of our amended and restated certificate of incorporation and amended and restated bylaws as will be in effect upon the closing of this offering are summaries thereof and are qualified by reference to our amended and restated certificate of incorporation and the amended and restated bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

     Upon the closing of this offering, our authorized capital stock will
consist of           shares of common stock, par value $0.001 per share, and
5,000,000 shares of preferred stock, par value $0.001 per share.

COMMON STOCK

     Upon the closing of this offering, and giving effect to the issuance of shares of common stock in this offering and the merger of Jupiter Communications, LLC with and into Jupiter Communications, Inc., there will be shares of common stock outstanding. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of Jupiter, the holders of common stock are entitled to receive ratably the net assets of Jupiter available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued in consideration for payment thereof, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Upon the closing of this offering, there will be no shares of preferred stock outstanding.

PREFERRED STOCK

     Upon the closing of this offering, there will be no shares of preferred stock outstanding. Upon the closing of this offering, the board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designation of series. We have no present plans to issue any shares of preferred stock. See "--Anti-Takeover Effects of Various Provisions of Delaware Law and Jupiter's Certificate of Incorporation and Bylaws."

OPTIONS

     Options to purchase a total of           shares of common stock may be
granted under the 1997 Option Plan and the 1999 Stock Incentive Plan. As of June
30, 1999, there were outstanding options to purchase a total of           shares
of common stock, of which options to purchase approximately           will be
exercisable upon the closing of this offering. Since we intend to file a registration statement on Form S-8 as soon as practicable following the closing of this offering, any shares issued upon exercise of these options will be immediately available for sale in the public market, subject to the terms lock-up agreements entered into with the underwriters. See "Management--1997 Option Plan," "Management--1999 Stock Incentive Plan" and "Shares Eligible for Future Sale."

REGISTRATION RIGHTS

     Pursuant to the terms of a registration rights agreement, after the closing
of this offering the holders of           shares of common stock will be
entitled to piggyback registration rights with respect to the registration of their shares under the Securities Act, subject to various limitations. These registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of common stock held by security holders with registration rights to be included in a registration. Registration of any shares of the shares of common stock held by security holders with registration rights would result in shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND JUPITER'S CERTIFICATE OF INCORPORATION AND BYLAWS

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to some exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to Jupiter and, accordingly, may discourage attempts to acquire Jupiter.

     In addition, various provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which provisions will be in effect upon the closing of the offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

     BOARD OF DIRECTORS VACANCIES. Our amended and restated certificate of incorporation authorizes the board of directors to fill vacant directorships or increase the size of the board of directors. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by this removal with its own nominees.

     STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS. Our amended and restated certificate of incorporation provides that stockholders may not take action by written consent, but only at duly called annual or special meetings of stockholders. The amended and restated certificate of incorporation further provides that special meetings of stockholders of Jupiter may be called only by the chairman of the board of directors, the chief executive officer or a majority of the board of directors.

     AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to various limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

     The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since no shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon the closing of this offering, we will have outstanding an aggregate of shares of our common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the
Securities Act. This leaves                shares eligible for sale in the
public market as follows:

NUMBER OF
SHARES                                                  DATE
                                             After the date of this
                                        prospectus.
                                             After 180 days from the date of
                                        this prospectus (subject, in some
                                        cases, to volume limitations).
                                             At various times after 180 days
                                        from the date of this prospectus.

     The remaining                shares of common stock held by existing
stockholders are "restricted securities" as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

LOCK-UP AGREEMENTS

     Stockholders holding an aggregate of                shares of common stock
and substantially all of our option holders have signed lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus. Transfers can be made sooner with the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, in the case of certain transfers to affiliates, or if made as a bona fide gift.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the number of shares of common stock then outstanding, which will equal
approximately                shares immediately after the offering, or the
average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who is not one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k)" shares may be sold immediately upon completion of this offering.

RULE 701

     In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

REGISTRATION RIGHTS

     After this offering, the holders of at least                shares of our
common stock will be entitled to certain rights with respect to the registration of those shares under the Securities Act. See "Description of Capital
Stock -- Registration Rights." After such registration, these shares of our common stock become freely tradeable without restriction under the Securities Act. These sales could have a material adverse effect on the trading price of our common stock.

STOCK PLANS

     Immediately after this offering, we intend to file a registration statement
under the Securities Act covering                shares of common stock reserved
for issuance under our 1997 Option Plan, our 1999 Stock Incentive Plan, our Employee Stock Purchase Plan and the shares reserved for issuance upon exercise of outstanding non-plan options. We expect this registration statement to be filed and to become effective as soon as practicable after the effective date of this offering.

     As of             , 1999, options to purchase                shares of
common stock were issued and outstanding. All of these shares will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and, in the case of some options, the expiration of lock-up agreements.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement,
dated                , 1999, the underwriters named below, who are represented
by Donaldson, Lufkin & Jenrette Securities Corporation, Deutsche Bank Securities Inc. and Thomas Weisel Partners LLC, have severally agreed to purchase from us the number of shares set forth opposite their names below.

                                                                 NUMBER
                       UNDERWRITERS:                            OF SHARES
                       -------------                            ---------
Donaldson, Lufkin & Jenrette Securities Corporation.........
Deutsche Bank Securities Inc................................
Thomas Weisel Partners LLC..................................
                                                                  -----
          Total.............................................
                                                                  =====

     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

     The underwriters propose to initially offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering
price less a concession not in excess of $     per share. The underwriters may
allow, and such dealers may re-allow, a concession not in excess of $     per
share on sales to other dealers. After the initial offering of the shares to the public, the representatives may change the public offering price and such concessions. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option described below.

                                                                 PAID BY JUPITER
                                                             ------------------------
                                                                 NO           FULL
                                                              EXERCISE      EXERCISE
Per Share..................................................  $             $
Total......................................................

     We will pay the offering expenses, estimated to be $               .

     An electronic prospectus is available on the Web site maintained by DLJdirect Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation and a member of the selling group. The underwriters have agreed to allocate a limited number of shares to DLJdirect Inc. for sale to their brokerage account holders. Other than the prospectus in electronic format, the information on such Web site relating to our offering is not part of this prospectus and has not been approved and/or endorsed by us or any underwriter, and should not be relied on by prospective investors.

     We have granted to the underwriters an option, exercisable for 30 days
after the date of this prospectus, to purchase up to           additional shares
at the public offering price less the underwriting fees. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

     We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

     We, all of our executive officers and directors, stockholders holding an
aggregate of           shares of common stock and substantially all of our
option holders have agreed, for a period of 180 days from the date of this prospectus, not to, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation: offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock, regardless of whether any of these transactions is to be settled by the delivery of common stock, or such other securities, in cash or otherwise. In addition, during this 180-day period, we have agreed not to file any registration statement with respect to, and each of our executive officers, directors, stockholders and option holders has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     Outside the United States, neither we nor the underwriters have taken any action that would permit a public offering of the shares of common stock included in this offering in any jurisdiction that requires action for that purpose. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any of these shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. We advise persons who receive this prospectus to inform themselves about and to observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of our common stock included in this offering in any jurisdiction where that would not be permitted or legal.

     In connection with this offering, certain underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. The underwriters may bid for and purchase shares of our common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. The underwriting syndicate may reclaim selling concessions if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilizing transactions or in some other way or if Donaldson, Lufkin & Jenrette Securities Corporation receives a report that indicates clients of such syndicate members have "flipped" the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     We sell our research products and services to numerous financial services companies, including each of the underwriters of this offering.

     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 43 filed public offerings of equity securities, of which 25 have been completed, and has acted as a syndicate member in an additional 19 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

     Prior to this offering, there has been no established trading market for our common stock. We will negotiate with the underwriters regarding the initial public offering price for the shares of common stock offered by this prospectus. In determining the initial public offering price, the factors we and the underwriters will consider include:

     - the history of and the prospects for the industry in which we compete;

     - our past and present operations;

     - our historical results of operations;

     - our prospects for future earnings;

     - the recent market prices of securities of generally comparable companies; and

     - the general condition of the securities markets at the time of the offering.

     At our request, the underwriters have reserved for sale at the initial public offering price up to % of the shares of common stock to be sold in this offering for sale to our employees and others we designate. To the extent these person purchase the reserved shares, the number of shares available for sale to the general public will be reduced. The underwriters will offer any reserved shares not so purchased on the same basis as the other shares offered by this prospectus.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

     The balance sheets of Jupiter Communications, LLC as of December 31, 1998 and 1997 and the related statements of operations, members' equity (deficiency) and cash flows for the three years in the period ended December 31, 1998 have been included in reliance on the reports of KPMG LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, schedules and amendment filed with the registration statement, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in this registration statement. For further information about us and the shares of common stock to be sold in the offering, please refer to this registration statement. For additional information, please refer to the exhibits that have been filed with our registration statement on Form S-1.

     You may read and copy all or any portion of the registration statement or any other information we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our Securities and Exchange Commission filings, including the registration statement, will also be available to you on the Securities and Exchange Commission's Web site (http://www.sec.gov).

     We intend to furnish our stockholders with annual reports containing audited financial statements and to make available quarterly reports containing unaudited financial information.

                          JUPITER COMMUNICATIONS, LLC

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
Independent Auditors' Report................................   F-2
Balance Sheets as of December 31, 1997 and 1998, and March
  31, 1999 (unaudited)......................................   F-3
Statement of Operations for the years ended December 31,
  1996, 1997 and 1998, and for the three months ended March
  31, 1998 (unaudited) and 1999 (unaudited).................   F-4
Statements of Members' Equity (Deficiency) for the years
  ended December 31, 1996, 1997 and 1998, and for the three
  months ended March 31, 1999 (unaudited)...................   F-5
Statements of Cash Flows for the years ended December 31,
  1996, 1997 and 1998, and for the three months ended March
  31, 1998 (unaudited) and 1999 (unaudited).................   F-6
Notes to Financial Statements...............................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Members and Members
Jupiter Communications, LLC:

     We have audited the accompanying balance sheets of Jupiter Communications, LLC as of December 31, 1997 and 1998, and the related statements of operations and members' equity (deficiency), and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jupiter Communications, LLC as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

New York, New York
March 18, 1999

                          JUPITER COMMUNICATIONS, LLC

                                 BALANCE SHEETS
             DECEMBER 31, 1997, 1998 AND MARCH 31, 1999 (UNAUDITED)

                                                             DECEMBER 31,            MARCH 31,
                                                       -------------------------    -----------
                                                          1997          1998           1999
                                                       ----------    -----------    -----------
                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..........................  $1,614,050    $   216,144    $   850,943
  Accounts receivable, less allowance for doubtful
     accounts of $51,483, $37,915 and $34,534 in
     1997, 1998, and 1999, respectively..............   1,136,230      4,579,856      4,912,619
  Prepaid expenses and other assets..................     141,062        797,168      1,512,280
                                                       ----------    -----------    -----------
     Total current assets............................   2,891,342      5,593,168      7,275,842

Property and equipment, net..........................     396,805      1,071,432      1,401,547
Intangible assets, net...............................      84,791         54,791         47,291
Investment in Methodfive L.L.C. .....................      48,740         26,510             --
Security deposits....................................      41,531        121,120        199,993
                                                       ----------    -----------    -----------
     Total assets....................................  $3,463,209    $ 6,867,021    $ 8,924,673
                                                       ==========    ===========    ===========

LIABILITIES AND MEMBERS' EQUITY (DEFICIENCY)
Current liabilities:
  Accounts payable...................................  $1,203,578    $ 1,241,618    $ 1,456,867
  Accrued expenses...................................     329,411        208,843        109,827
  Accrued compensation...............................     135,915        841,624        584,355
  Deferred revenue...................................   1,775,003      6,677,233      9,067,930
                                                       ----------    -----------    -----------
     Total current liabilities.......................   3,443,907      8,969,318     11,218,979

Deferred rent........................................      10,695         26,477        155,733
Members' equity (deficiency).........................       8,607     (2,128,774)    (2,450,039)
Commitments and contingencies........................
                                                       ----------    -----------    -----------
     Total liabilities and members' equity
       (deficiency)..................................  $3,463,209    $ 6,867,021    $ 8,924,673
                                                       ==========    ===========    ===========

                See accompanying notes to financial statements.

                          JUPITER COMMUNICATIONS, LLC

                            STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
           AND FOR THE THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED)
                         AND MARCH 31, 1999 (UNAUDITED)

                                                                                THREE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                  MARCH 31,
                                    --------------------------------------   ------------------------
                                       1996         1997          1998          1998          1999
                                    ----------   -----------   -----------   -----------   ----------
                                                                             (UNAUDITED)   (UNAUDITED)
Revenues:
  Strategic Planning Services.....  $  565,555   $ 1,850,154   $ 6,183,188   $   761,695   $3,446,767
  Conferences.....................   2,685,834     3,426,079     4,889,703       887,747    1,724,486
  Other...........................   3,000,593     3,245,919     3,729,440       959,562      848,308
                                    ----------   -----------   -----------   -----------   ----------
     Total revenues...............   6,251,982     8,522,152    14,802,331     2,609,004    6,019,561
Cost of services and
  fulfillment.....................   4,686,993     6,259,433     9,675,838     2,091,233    2,955,210
                                    ----------   -----------   -----------   -----------   ----------
     Gross profit.................   1,564,989     2,262,719     5,126,493       517,771    3,064,351
Other operating expenses:
  Sales and marketing expenses....     514,548     1,557,676     3,173,368       611,347    1,750,135
  General and administrative
     expenses.....................   1,663,565     2,955,340     4,090,506       910,889    1,635,481
                                    ----------   -----------   -----------   -----------   ----------
     Total other operating
       expenses...................   2,178,113     4,513,016     7,263,874     1,522,236    3,385,616
                                    ----------   -----------   -----------   -----------   ----------
     Net loss.....................  $ (613,124)  $(2,250,297)  $(2,137,381)  $(1,004,465)  $ (321,265)
                                    ==========   ===========   ===========   ===========   ==========

                See accompanying notes to financial statements.

                          JUPITER COMMUNICATIONS, LLC

                   STATEMENTS OF MEMBERS' EQUITY (DEFICIENCY)
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
           AND FOR THE THREE MONTHS ENDED MARCH 31, 1999 (UNAUDITED)

                                                ADDITIONAL                            TOTAL
                                                 PAID-IN       ACCUMULATED          MEMBERS'
                                                 CAPITAL         DEFICIT       EQUITY (DEFICIENCY)
                                                ----------     -----------     -------------------
Balance as of December 31, 1995...............  $  228,794     $  (634,237)        $  (405,443)
Contributions made by members.................     325,000              --             325,000
Distributions paid to members.................     (20,743)             --             (20,743)
Net loss for the year ended December 31,
  1996........................................          --        (613,124)           (613,124)
                                                ----------     -----------         -----------
Balance as of December 31, 1996...............     533,051      (1,247,361)           (714,310)
Contributions made by members, net of offering
  costs of $254,098...........................   2,996,175              --           2,996,175
Distributions paid to members.................     (22,961)             --             (22,961)
Net loss for the year ended December 31,
  1997........................................          --      (2,250,297)         (2,250,297)
                                                ----------     -----------         -----------
Balance as of December 31, 1997...............   3,506,265      (3,497,658)              8,607
Net loss for the year ended December 31,
  1998........................................          --      (2,137,381)         (2,137,381)
                                                ----------     -----------         -----------
Balance as of December 31, 1998...............   3,506,265      (5,635,039)         (2,128,774)
Net loss for the three months ended March 31,
  1999 (unaudited)............................          --        (321,265)           (321,265)
                                                ----------     -----------         -----------
Balance as of March 31, 1999 (unaudited)......  $3,506,265     $(5,956,304)        $(2,450,039)
                                                ==========     ===========         ===========

                See accompanying notes to financial statements.

                          JUPITER COMMUNICATIONS, LLC

                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
           AND FOR THE THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED)
                         AND MARCH 31, 1999 (UNAUDITED)

                                                                                                     THREE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,                  MARCH 31,
                                                          -------------------------------------   -------------------------
                                                            1996         1997          1998          1998          1999
                                                          ---------   -----------   -----------   -----------   -----------
                                                                                                  (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net loss..............................................  $(613,124)  $(2,250,297)  $(2,137,381)  $(1,004,465)  $ (321,265)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Equity loss from investment in Methodfive L.L.C. ...         --        35,000        22,230         5,558       26,510
    Depreciation and amortization.......................     74,816        99,751       193,410        48,353      124,458
    Provision for allowance for doubtful accounts.......     26,000        25,483       (13,568)        1,491       (3,381)
    Changes in operating assets and liabilities:
      Increase in accounts receivable...................   (290,022)     (328,142)   (3,430,058)     (455,551)    (329,382)
      (Increase) decrease in inventory..................    (14,615)       24,035            --            --           --
      Increase in prepaid expenses and other assets.....    (77,035)      (10,962)     (656,106)     (240,179)    (715,112)
      (Increase) decrease in security deposits..........    (24,938)        3,815       (79,589)        7,113      (78,873)
      Increase in accounts payable......................    417,505       397,337        38,040       469,961      215,249
      Increase (decrease) in accrued expenses...........     87,357       298,300       606,858       (15,665)    (356,285)
      Increase in deferred revenue......................    432,776       657,280     4,902,230       958,594    2,390,697
      (Decrease) increase in deferred rent..............     (4,262)      (13,138)       (3,016)       23,126      129,256
                                                          ---------   -----------   -----------   -----------   ----------
         Net cash provided by (used in) operating
           activities...................................     14,458    (1,061,538)     (556,950)     (201,664)   1,081,872
                                                          ---------   -----------   -----------   -----------   ----------
Cash flows from investing activities:
  Capital expenditures..................................   (198,651)     (206,842)     (838,037)     (104,129)    (447,073)
  Investment in Methodfive L.L.C. ......................    (58,594)           --            --            --           --
  Investment in Internet Content Report.................         --       (25,000)           --            --           --
                                                          ---------   -----------   -----------   -----------   ----------
         Net cash used in investing activities..........   (257,245)     (231,842)     (838,037)     (104,129)    (447,073)
                                                          ---------   -----------   -----------   -----------   ----------
Cash flows from financing activities:
  Member contributions..................................    325,000     3,250,273            --            --           --
  Offering costs........................................         --      (254,098)           --            --           --
  Distributions paid to members.........................    (20,743)      (22,961)           --            --           --
  Repayment of notes payable............................    (55,000)      (70,000)           --            --           --
  Principal payments under capital lease obligation.....     (2,841)       (3,447)       (2,919)           --           --
                                                          ---------   -----------   -----------   -----------   ----------
         Net cash provided by (used in) financing
           activities...................................    246,416     2,899,767        (2,919)           --           --
                                                          ---------   -----------   -----------   -----------   ----------
         Increase (decrease) in cash and cash
           equivalents..................................      3,629     1,606,387    (1,397,906)     (305,793)     634,799
Cash and cash equivalents at beginning of period........      4,034         7,663     1,614,050     1,614,050      216,144
                                                          ---------   -----------   -----------   -----------   ----------
Cash and cash equivalents at end of period..............  $   7,663   $ 1,614,050   $   216,144   $ 1,308,257   $  850,943
                                                          =========   ===========   ===========   ===========   ==========
Supplemental cash flow information:
  Cash paid during the period for:
    Interest............................................  $      --   $     8,694   $    11,855   $        --   $       --
                                                          =========   ===========   ===========   ===========   ==========
Supplemental noncash operating and financing activities:
  Fair value of barter transactions.....................  $ 105,974   $    18,120   $        --   $        --   $   25,000
                                                          =========   ===========   ===========   ===========   ==========

                See accompanying notes to financial statements.

                          JUPITER COMMUNICATIONS, LLC

                         NOTES TO FINANCIAL STATEMENTS
                 DECEMBER 31, 1997 AND 1998 AND MARCH 31, 1999
         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1) ORGANIZATION

     Jupiter Communications, LLC ("Jupiter" or the "Company") was organized in New York on December 1, 1994. Jupiter is a new media research firm that helps companies make intelligent business decisions about consumer interactivity. The Company's information services encompass Strategic Planning Services, conferences, newsletters, book-length studies, and custom research reports and provide clients and customers with focused research and strategic planning support as they develop interactive products and services.

(2) SIGNIFICANT ACCOUNTING POLICIES

  (a) UNAUDITED INTERIM FINANCIAL INFORMATION

     The interim financial statements of the Company for the three months ended March 31, 1998 and 1999 included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the SEC. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements.

     In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at March 31, 1999 and the results of its operations and its cash flows for the three months ended March 31, 1998 and 1999.

  (b) CASH AND CASH EQUIVALENTS

     Cash equivalents of $1,613,015, $211,681 and $464,598 at December 31, 1997,
December 31, 1998 and March 31, 1999, respectively, consist of a money market account with an initial term of less than three months. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

  (c) PREPAID EXPENSES AND OTHER ASSETS

     Prepaid expenses and other assets primarily consist of prepaid Strategic Planning Services commissions and prepaid conference costs.

  (d) PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the respective assets, which range from three to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or their estimated useful life. Additions and major improvements are capitalized, whereas the cost of maintenance and repairs is charged to operations as incurred.

  (e) INTANGIBLE ASSETS

     Intangible assets are stated at cost and are amortized over their useful lives. The net book value of intangible assets is periodically evaluated by management as to the realizability by the Company with any permanent impairment in such value charged to operations in the year so determined.

                          JUPITER COMMUNICATIONS, LLC

                 DECEMBER 31, 1997 AND 1998 AND MARCH 31, 1999
         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

  (f) INCOME TAXES

     Until completion of the proposed initial public offering ("IPO")(see Note 14 regarding the proposed IPO), the Company will remain a New York limited liability company. Accordingly, income or loss attributed to the Company's operations prior to the closing of the IPO will be allocated to its members to be reported on their personal tax returns. As a result, Jupiter will not be able to offset future taxable income, if any, against losses incurred prior to the closing of the IPO.

     Upon completion of the proposed IPO, the Company's LLC status will be terminated as a result of the Company reorganizing to a "C" corporation for tax purposes. Effective on this date, income taxes will be accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that the tax change occurs. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

  (g) REVENUE AND COMMISSION EXPENSE RECOGNITION

     Strategic Planning Services revenues are deferred and then reflected proportionally in operations over the term of the service period, which is generally up to one year. Conference revenues are reflected in operations when the conference occurs. Newsletter subscriptions are deferred and then reflected proportionally in operations over the term of the subscription, which is generally up to one year. Book-length studies and custom research are reflected in operations when the product is shipped.

     Deferred revenue is composed of prepaid Strategic Planning Services fees to be earned in the future over the term of the service period, prepaid conference sponsorship/exhibition fees to be earned from conferences held after the balance sheet date, and prepaid newsletter subscriptions to be earned in the future over the term of the subscriptions.

     The Company records prepaid commissions related to Strategic Planning Services upon the signing of the contract and amortizes this corresponding prepaid commission expense over the contract period in which the related revenues are earned and amortized to income.

  (h) USE OF ESTIMATES

     The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

  (i) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of cash and cash equivalents, accounts payable and accrued expenses approximated fair value because of the relatively short maturity of these instruments.

                          JUPITER COMMUNICATIONS, LLC

                 DECEMBER 31, 1997 AND 1998 AND MARCH 31, 1999
         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

  (j) STOCK-BASED COMPENSATION

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize the fair value of all stock-based awards on the date of grant as expense over the vesting period. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and provide pro forma net loss disclosures for employee unit option grants made as if the fair value-based method defined in SFAS No. 123 had been applied.

     Under APB Opinion No. 25, compensation expenses would be recorded on the date of grant only if the current market price of the underlying units exceeded the exercise price. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

  (k) IMPAIRMENT OF LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company applies the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations or liquidity.

  (l) RECENT ACCOUNTING PRONOUNCEMENTS

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1") which provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. SOP 98-1 will be effective for the Company's fiscal year ending December 31, 1999. The adoption of SOP 98-1 is not expected to have a material impact on the Company's financial statements.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 will be effective for the Company's fiscal year ending December 31, 1999. The adoption of SOP 98-5 is not expected to have a material impact on the Company's financial statements.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" which establishes standards for the way that a public enterprise reports information about operating segments in annual financial statements, and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes

                          JUPITER COMMUNICATIONS, LLC

                 DECEMBER 31, 1997 AND 1998 AND MARCH 31, 1999
         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997, and requires restatement of earlier periods presented. In the initial year of application, comparative information for earlier years must be restated. The Company has determined that it does not have any separately reportable business segments.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This statement is not expected to affect the Company as it currently does not engage or plan to engage in derivative instruments or hedging activities.

(3) PREPAID EXPENSES AND OTHER ASSETS

     Prepaid expenses and other assets consist of the following:

                                                                DECEMBER 31,        MARCH 31,
                                                             -------------------   ------------
                                                               1997       1998         1999
                                                             --------   --------   ------------
                                                                                   (UNAUDITED)
Deferred SPS commissions...................................  $     --   $632,406    $  978,579
Prepaid conference expenses................................   125,159    101,974       384,501
Other......................................................    15,903     62,788       149,200
                                                             --------   --------    ----------
                                                             $141,062   $797,168    $1,512,280
                                                             ========   ========    ==========

(4) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                DECEMBER 31,         MARCH 31,
                                                           ----------------------   -----------
                                                             1997         1998         1999
                                                           ---------   ----------   -----------
                                                                                    (UNAUDITED)
Computer equipment.......................................  $ 367,759   $  758,428   $  961,777
Furniture and fixtures...................................     90,689      178,892      337,597
Office equipment.........................................     52,812       96,623      100,687
Leasehold improvements...................................     70,249      385,603      466,557
                                                           ---------   ----------   ----------
                                                             581,509    1,419,546    1,866,618
Less accumulated depreciation and amortization...........   (184,704)    (348,114)    (465,071)
                                                           ---------   ----------   ----------
                                                           $ 396,805   $1,071,432   $1,401,547
                                                           =========   ==========   ==========

                          JUPITER COMMUNICATIONS, LLC

                 DECEMBER 31, 1997 AND 1998 AND MARCH 31, 1999
         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(5) INTANGIBLE ASSETS

     Intangible assets consist of the following:

                                                DECEMBER 31,         MARCH 31,
                                            --------------------    -----------     AMORTIZATION
                                              1997        1998         1999        PERIOD IN YEARS
                                            --------    --------    -----------    ---------------
                                                                    (UNAUDITED)
Internet Content Report:
  Subscriber list.........................  $ 12,500    $ 12,500     $  12,500            5
  Trademark...............................    12,500      12,500        12,500            5
                                            --------    --------     ---------
                                              25,000      25,000        25,000
Internet Business Report:
  Subscriber list.........................    62,500      62,500        62,500            5
  Trademark...............................    62,500      62,500        62,500            5
                                            --------    --------     ---------
                                             125,000     125,000       125,000
Less accumulated amortization.............   (65,209)    (95,209)     (102,709)
                                            --------    --------     ---------
                                            $ 84,791    $ 54,791     $  47,291
                                            ========    ========     =========

(6) INVESTMENT IN METHODFIVE L.L.C.

     Jupiter has an investment in Methodfive L.L.C. ("Methodfive"), formerly the Myriad Agency, LLC, a Web site design and consulting company. For the years ended December 31, 1997 and 1998, Methodfive experienced a net loss from operations and the Company recorded its share of the loss in the accompanying statements of operations and members' equity (deficiency). Jupiter's cumulative interest in Methodfive as of December 31, 1997 and 1998 was approximately 17.4% and has been accounted for under the equity method.

     As of March 31, 1999 the Company has written down its investment as a result of the current financial position and recurring losses of Methodfive. The Company has no future funding responsibilities with respect to Methodfive and has a 17.4% passive interest.

(7) MEMBERS' EQUITY

     The Company has three classes of members' equity: Class A, Class B and Class C. Class A, Class B and Class C equity members own respectively 33.5%, 29.2% and 37.3% of the Company, as of December 31, 1998. All equity members have substantially the same rights and privileges, except that Class B equity members do not participate in the day-to-day management of the business. Class C equity members, as well, do not participate in the day-to-day management of the business; however, certain actions, as defined in the operating agreement, require the consent of Class C equity members.

     During October 1997, Gartner Group, Inc. ("acquiror") purchased 3,515,624 Class C units of the Company for $8.0 million from both the Company and existing members. The Company amended its operating agreement to allow current members to sell all or part of their units to the acquiror. During 1997, existing members sold 2,197,265 units for $5.0 million, and 1,318,359 units were purchased from the Company for $3.0 million and recorded as capital contributions by the Company, less $254,098 in offering costs. Class A and Class B units sold by existing members to the acquiror automatically converted to Class C units upon transfer on a one-for-one basis to the acquiror. Three members sold 100% of their

                          JUPITER COMMUNICATIONS, LLC

                 DECEMBER 31, 1997 AND 1998 AND MARCH 31, 1999
         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

units to the acquiror. In addition, during 1997 capital contributions of $250,273 were made by existing Class A and B equity members. During 1998, an existing member sold 333,333 units for $1.25 million to the acquiror. After completion of the transactions, the acquiror owned 37.3% of all outstanding units as of December 31, 1998, and had two seats on the board of members.

     Profits and losses are shared by all members based on their respective percentage ownership interests. No member shall be liable for any debts of the Company or be required to contribute any additional capital related to deficits incurred.

(8) OPTIONS

     During 1997, the Company established the 1997 Employee Unit Option Plan (the "Plan"). Under the Plan, 1,590,000 Class B units shall be available for grant. On March 1, 1999, the equity members authorized an increase in the number of units reserved for issuance under the Plan from 1,590,000 to 2,500,000 (see
Note 14). Unit options may be granted to key employees of the Company upon selection by the managing members. The exercise price of a unit option shall be equal to the established fair market value of the unit at the time of grant, in accordance with the provisions of the Plan. These options vest ratably over a four-year period.

     All unit options have a fixed term determinable by the managing members, but no option shall be exercisable more than seven years after the date of grant. Option exercisability is subject to the terms and conditions as determined by the managing members.

                          JUPITER COMMUNICATIONS, LLC

                 DECEMBER 31, 1997 AND 1998 AND MARCH 31, 1999
         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

     Unit option activity under the Plan is as follows:

                                                                           WEIGHTED
                                                                UNIT       AVERAGE
                                                               OPTIONS     EXERCISE
                                                               GRANTED      PRICE
                                                              ---------    --------
Outstanding at December 31, 1996............................         --
Granted.....................................................    704,738     $ .50
Exercised...................................................         --
Canceled....................................................         --
                                                              ---------
Outstanding at December 31, 1997............................    704,738     $ .50
                                                              ---------
Granted.....................................................    563,000     $2.08
Exercised...................................................         --
Canceled....................................................         --
                                                              ---------
Outstanding at December 31, 1998............................  1,267,738     $1.20
                                                              ---------
Granted (unaudited).........................................    547,900     $3.00
Exercised (unaudited).......................................         --
Canceled (unaudited)........................................     (2,782)    $ .50
                                                              ---------
Outstanding at March 31, 1999 (unaudited)...................  1,812,856     $1.75
                                                              =========
Vested at December 31, 1997.................................    217,912
                                                              =========
Vested at December 31, 1998.................................    499,155
                                                              =========
Vested at March 31, 1999 (unaudited)........................    542,858
                                                              =========

     The fair value of each unit option granted to employees during 1998 is estimated using the Black-Scholes Option Pricing Model with the following assumptions: dividend yield 0%, 1998 risk-free interest rate 6% and an expected life of four years. As permitted under the provision of SFAS No. 123, and based on the historical lack of a public market for the Company's units, no factor for volatility has been reflected in the unit option pricing calculation.

     The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its unit options in the accompanying financial statements.

     The pro forma effect on the Company's net loss, had such options been accounted for at fair value at the date of grant, is as follows:

                                                                 1997           1998
Net Loss:
  As Reported...............................................  $(2,250,297)   $(2,137,381)
                                                              ===========    ===========
  Pro Forma.................................................  $(2,269,149)   $(2,216,536)
                                                              ===========    ===========

     In addition to the units granted under the Plan, during November 1996, the Company granted unit investment options to three equity members in conjunction with contributions made by those equity members. A total of 667,968 unit investment options were granted at a weighted average exercise price of $0.75. The unit investment options were immediately vested and are exercisable at any time during the period ending on the earlier of (a) October 31, 2001 or (b) the closing of an initial public offering.

                          JUPITER COMMUNICATIONS, LLC

                 DECEMBER 31, 1997 AND 1998 AND MARCH 31, 1999
         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

     During 1999, two of the equity members exercised 500,976 unit investment options at a weighted average exercise price of $0.75. As a result, 166,992 unit investment options remain outstanding related to one equity member at a weighted average exercise price of $0.75.

(9) DEFERRED REVENUE

     Deferred revenue consists of the following:

                                                              DECEMBER 31,           MARCH 31,
                                                        ------------------------    ------------
                                                           1997          1998           1999
                                                        ----------    ----------    ------------
                                                                                    (UNAUDITED)
Strategic Planning Services...........................  $  614,472    $5,638,847     $6,586,853
Conferences...........................................     359,337       783,912      2,271,485
Newsletter subscriptions..............................     801,194       254,474        209,592
                                                        ----------    ----------     ----------
                                                        $1,775,003    $6,677,233     $9,067,930
                                                        ==========    ==========     ==========

(10) OTHER REVENUES

     Other revenues consist of the following:

                                                   DECEMBER 31,                       MARCH 31,
                                       ------------------------------------   -------------------------
                                          1996         1997         1998         1998          1999
                                       ----------   ----------   ----------   -----------   -----------
                                                                              (UNAUDITED)   (UNAUDITED)
Book length studies..................  $1,488,705   $1,518,545   $1,681,114    $477,945      $374,411
Newsletter subscriptions.............   1,130,377    1,492,000    1,470,380     448,270       185,012
Other................................     381,511      235,374      577,946      33,347       288,885
                                       ----------   ----------   ----------    --------      --------
                                       $3,000,593   $3,245,919   $3,729,440    $959,562      $848,308
                                       ==========   ==========   ==========    ========      ========

(11) BARTER TRANSACTIONS

     During 1997, the Company entered into barter transactions by exchanging its products for advertising. Barter revenue and expenses are recorded at the fair market value of services provided or received, whichever is more determinable in the circumstances. The value of these transactions was $105,974 and $18,120 for the years ended December 31, 1996 and 1997, respectively. No such transactions were entered into by the Company during 1998.

(12) 401(k) PROFIT SHARING PLAN

     The Company has a 401(k) profit sharing plan for its employees. Employees who have completed one year of service and attained age 21 are eligible to participate. The Company makes a matching contribution equal to 50% for every one dollar of each participant's contribution and applies such matching percentage to the participant's salary reduction, up to 6% of the participant's compensation. During 1996, 1997 and 1998, the Company's matching contribution was $10,639, $12,435 and $38,882, respectively.

                          JUPITER COMMUNICATIONS, LLC

                 DECEMBER 31, 1997 AND 1998 AND MARCH 31, 1999
         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(13) COMMITMENTS AND CONTINGENCIES

  (a) OFFICE LEASES

     The Company leases office space in New York City and London. The future minimum annual rental commitments under the leases are:

YEAR ENDING DECEMBER 31,
  1999......................................................  $  515,113
  2000......................................................     625,536
  2001......................................................     734,024
  2002......................................................     655,491
  2003......................................................     677,844
  2004 and thereafter.......................................     218,318
                                                              ----------
                                                              $3,426,326
                                                              ==========

     Rent expense for the years ended December 31, 1996, 1997 and 1998 was $111,433, $335,063 and $303,061, respectively.

     During April 1998, the Company entered into a seven-year operating lease agreement for office space in London. The lease agreement calls for monthly payments with no scheduled increase in succeeding periods.

     During January 1999, the Company terminated its existing New York operating lease agreements that were due to expire in May 2000 and December 2001 and signed a new five-year operating lease agreement with the same landlord. The new lease agreement covers the same office space as the terminated lease agreement as well as additional office space. In connection with this lease agreement, the Company received two months of free rent. The agreement also calls for scheduled increases in succeeding periods. As such, the Company records rent expense on a straight-line basis. The future payments related to this new lease agreement are reflected in the above schedule, and the deferred rent balance as of March 31, 1999 reflects the impact of the new lease.

  (b) EQUIPMENT LEASE

     Future minimum lease payments under noncancellable operating leases as of December 31, 1998 are:

YEAR ENDING DECEMBER 31,
  1999......................................................  $ 42,370
  2000......................................................    47,956
  2001......................................................    47,956
  2002......................................................    38,671
  2003......................................................    18,840
  Thereafter................................................     4,710
                                                              --------
     Total..................................................  $200,503
                                                              ========

                          JUPITER COMMUNICATIONS, LLC

                 DECEMBER 31, 1997 AND 1998 AND MARCH 31, 1999
         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

\(14) SUBSEQUENT EVENTS (UNAUDITED)

  a) INITIAL PUBLIC OFFERING

     In July 1999, the Class A equity members authorized the filing of a registration statement with the Securities and Exchange Commission ("SEC") that would permit the Company to sell shares of its common stock in connection with the proposed IPO.

     Upon the completion of the proposed IPO, the Company will be reorganized from a limited liability company (LLC) to a corporation, which will be treated as a "C" corporation for tax purposes. All of the members of the LLC will exchange their respective member interests in the LLC for shares of common stock in the corporation.

     After the IPO, the members no longer retain the rights granted to them as part of the Company's Operating Agreement, other than piggyback registration rights and, with respect to the Class C equity member, limited indemnification rights.

  b) LINE OF CREDIT

     During March 1999, the Company entered into an agreement for a line of credit of $750,000 with the Silicon Valley Bank. Any unpaid balance is payable on demand and bears an interest rate of prime plus 1%. All of the Company's assets were listed as collateral in the event of default. No amounts were outstanding as of March 31, 1999.

     During June 1999, the Company received a commitment to increase this line of credit to $3.0 million. Any unpaid balance is payable on demand and bears an interest rate of prime plus 1 1/2%. In the event that the Company raises an additional $3 million of equity financing, the interest rate on the $3 million line of credit will be reduced to prime plus 3/4%.

  c) ADVERTISING COMMITMENTS

     In 1999, the Company entered into certain advertising contracts and has future advertising commitments with a publishing company in the amount of approximately $500,000.

  d) UNIT OPTION PLAN

     In March 1999, the equity members authorized an increase in the number of units reserved for issuance under the Plan from 1,590,000 to 2,500,000.

     In July 1999, the equity members authorized an additional increase in the number of units reserved for issuance under the Plan from 2,500,000 to 2,750,000.

  e) CLASS B (NON-VOTING) UNITS

     In July 1999, the equity members authorized the Company to issue Class B (Non-Voting) units which shall provide Jupiter with, among other things, flexibility in the issuance of units in connection with mergers, acquisitions and/or similar transactions and in the exercise of options. Holders of Class B (Non-Voting) units shall have the same rights and privileges as holders of Class B units, except for certain specified rights.

  f) ACQUISITION OF INTELLIGENCE SE AB

     In July 1999, the Company acquired all of the stock of Intelligence SE AB, a Swedish research company, in exchange for 137,000 Class B (Non-Voting) units at an aggregate value of $808,000.

  g) SALE OF UNITS BY MEMBERS

     On May 25, 1999, two equity members sold a total of 254,238 units to other existing equity members.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

          , 1999

                                  JUPITER LOGO

                                    SHARES OF COMMON STOCK

                           -------------------------
                                   PROSPECTUS

                           -------------------------

                          DONALDSON, LUFKIN & JENRETTE
                           DEUTSCHE BANC ALEX. BROWN
                           THOMAS WEISEL PARTNERS LLC

                           -------------------------

                                 DLJdirect INC.

--------------------------------------------------------------------------------

     We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of Jupiter Communications, Inc. have not changed since the date hereof.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     Until             1999 (25 days after the date of this prospectus) all
dealers that effect transactions in these shares of common stock may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth an estimate of the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the issuance and distribution of the common stock being registered.

SEC registration fee........................................  $15,985
NASD fee....................................................    6,250
NASDAQ listing fee..........................................
Legal fees and expenses.....................................
Accounting fees and expenses................................
Printing expenses...........................................
Blue sky fees and expenses..................................   10,000
Transfer Agent and Registrar fees and expenses..............
Miscellaneous...............................................
                                                              -------
          Total.............................................  $
                                                              =======

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The registrant's certificate of incorporation in effect as of the date hereof, and the registrant's amended and restated certificate of incorporation to be in effect upon the closing of this offering (collectively, the "Certificate") provide that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), the registrant's directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The registrant intends to obtain liability insurance for its officers and directors prior to the closing of this offering.

     Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Within the last three years, the registrant has sold and issued the following securities:

     Units. Between November 1996 and February 1997, the registrant sold approximately 11% of the company to Kurt Abrahamson, Joshua A. Weinreich and Narain Gehani, for an aggregate purchase price of $500,000. In addition, the registrant granted these individuals options to purchase an additional 667,968 units at a weighted average exercise price of $0.75. In October 1997, Gartner Group purchased 1,318,359 Class C units from Jupiter Communications, LLC for a total of $3.0 million.

     Upon the closing of this offering, Jupiter Communications, LLC will merge with and into Jupiter Communications, Inc. In connection with this merger, all membership units in Jupiter Communications, LLC will be exchanged for shares of common stock of Jupiter Communications, Inc. The sales of the above securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

     Options. The registrant has from time to time granted options to purchase units in Jupiter Communications, LLC in reliance upon exemptions from registration pursuant to either Section 4(2) of the Securities Act of 1933, as amended, or Rule 701 promulgated under the Securities Act of 1933, as amended. The following table sets forth certain information regarding such grants:

                                                                              WEIGHTED
                                                              NUMBER OF       AVERAGE
                                                                UNITS      EXERCISE PRICE
                                                              ---------    --------------
August 1, 1996 to December 31, 1996.........................    667,968        $ 0.75
January 1, 1997 to December 31, 1997........................    704,738        $ 0.50
January 1, 1998 to December 31, 1998........................    563,000        $ 2.08
January 1, 1999 to July 30, 1999............................  1,311,775        $ 3.95

     The sales of the above securities were deemed to be exempt from registration pursuant to either Section 4(2) of the Securities Act of 1933, as amended, or Rule 701 promulgated under the Securities Act of 1933, as amended. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the Registrant, to information about the Registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

EXHIBIT
NUMBER                            DESCRIPTION
  1.1*    Form of underwriting agreement.
  3.1     Certificate of incorporation.
  3.2*    Form of amended and restated certificate of incorporation to be in effect upon the closing of this offering.
  3.3     Bylaws.
  3.4*    Form of amended and restated bylaws to be in effect upon the closing of this offering.

EXHIBIT
NUMBER                            DESCRIPTION
  4.1*    Specimen common stock certificate.
  4.2     Please see Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions of the certificate of incorporation and bylaws of the
          registrant defining the rights of holders of common stock of the registrant.
  5.1*    Opinion of Brobeck, Phleger & Harrison LLP.
 10.1     Employment Agreement, dated as of October 22, 1997, between the registrant and Gene DeRose.
 10.2     Employment Agreement, dated as of October 22, 1997, between the registrant and Kurt Abrahamson.
 10.3     1997 Option Plan.
 10.4*    1999 Stock Incentive Plan.
 10.5*    1999 Employee Stock Purchase Plan.
 23.1     Consent of KPMG LLP.
 23.2*    Consent of Brobeck, Phleger & Harrison LLP (included in
          Exhibit 5.1).
 24.1     Powers of Attorney (please see Signature Page).
 27.1     Financial Data Schedule.

------------------------------
* To be filed by amendment.

     (b) Financial Statement Schedules

Schedule II--Valuation and Qualifying Accounts

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497 (h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 30th day of July, 1999.

                                          JUPITER COMMUNICATIONS, INC.

                                          By: /s/      GENE DEROSE
                                            ------------------------------------
                                                        Gene DeRose
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     We, the undersigned directors and/or officers of Jupiter Communications, Inc. (the "Company"), hereby severally constitute and appoint Gene DeRose, Chief Executive Officer, and Jean Robinson, Chief Financial Officer, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the registration statement on Form S-1 filed with the Securities and Exchange Commission, and any and all amendments to said registration statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below:

                     SIGNATURE                                     TITLE(S)                    DATE
                     ---------                                     --------                    ----

                  /s/ GENE DEROSE                    Chief Executive Officer and Chairman  July 30, 1999
---------------------------------------------------    of the Board of Directors
                    Gene DeRose                        (Principal Executive Officer)

                 /s/ JEAN ROBINSON                   Chief Financial Officer               July 30, 1999
---------------------------------------------------    (Principal Financial and
                   Jean Robinson                       Accounting Officer)

                /s/ KURT ABRAHAMSON                  President, Chief Operating Officer    July 30, 1999
---------------------------------------------------    and Director
                  Kurt Abrahamson

                 /s/ ROBERT KAVNER                   Director                              July 30, 1999
---------------------------------------------------
                   Robert Kavner

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
  1.1*    Form of underwriting agreement.
  3.1     Certificate of incorporation.
  3.2*    Form of amended and restated certificate of incorporation to be in effect upon the closing of this offering.
  3.3     Bylaws.
  3.4*    Form of amended and restated bylaws to be in effect upon the closing of this offering.
  4.1*    Specimen common stock certificate.
  4.2     Please see Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions of the certificate of incorporation and bylaws of the
          registrant defining the rights of holders of common stock of the registrant.
  5.1*    Opinion of Brobeck, Phleger & Harrison LLP.
 10.1     Employment Agreement, dated as of October 22, 1997, between the registrant and Gene DeRose.
 10.2     Employment Agreement, dated as of October 22, 1997, between the registrant and Kurt Abrahamson.
 10.3     1997 Option Plan.
 10.4*    1999 Stock Incentive Plan.
 10.5*    1999 Employee Stock Purchase Plan.
 23.1     Consent of KPMG LLP.
 23.2*    Consent of Brobeck, Phleger & Harrison LLP (included in
          Exhibit 5.1).
 24.1     Powers of Attorney (please see Signature Page).
 27.1     Financial Data Schedule.

------------------------------
* To be filed by amendment.

                                  SCHEDULE II

                          JUPITER COMMUNICATIONS, LLC

                       VALUATION AND QUALIFYING ACCOUNTS

                                                 BALANCE AT     PROVISION                    BALANCE AT
                                                 BEGINNING     FOR DOUBTFUL                    END OF
                                                 OF PERIOD       ACCOUNTS      DEDUCTIONS      PERIOD
                                                 ----------    ------------    ----------    ----------
For the year ended December 31, 1996
  Allowance for doubtful accounts..............   $    --        $26,000        $     --      $26,000
                                                  =======        =======        ========      =======
For the year ended December 31, 1997
  Allowance for doubtful accounts..............   $$26,000       $25,483        $     --      $51,483
                                                  =======        =======        ========      =======
For the year ended December 31, 1998
  Allowance for doubtful accounts..............   $51,483        $    --        $(13,568)     $37,915
                                                  =======        =======        ========      =======